Exhibit 99.2

Execution Version

1414364 B.C. LTD.

AND

ABSOLUTE SOFTWARE CORPORATION

ARRANGEMENT AGREEMENT

DATED MAY 10, 2023

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated May 10, 2023,

BETWEEN:

1414364 B.C. LTD., a corporation existing under the Laws of the Province of British Columbia (the “Purchaser”)

- and -

ABSOLUTE SOFTWARE CORPORATION, a corporation existing under the Laws of the Province of British Columbia (“Absolute”)

RECITALS:

A.	The Purchaser desires to acquire all of the issued and outstanding Absolute Shares.

B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of an Arrangement under the provisions of the BCBCA.

C.

Concurrently with the execution and delivery of this Agreement, and as an inducement to Absolute’s willingness to enter into this Agreement, the Purchaser has delivered the Commitment Letters (as defined herein).

D.

The Absolute Board has unanimously determined, after receiving the PWP Fairness Opinion, the unanimous recommendation of the Special Committee (made after receiving the RJ Fairness Opinion) and financial and legal advice, that the Consideration to be received by Absolute Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Absolute, and the Absolute Board has unanimously resolved to recommend that the Absolute Securityholders vote in favour of the Arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Absolute Board” means the board of directors of Absolute as the same is constituted from time to time;

“Absolute Board Recommendation” as the meaning ascribed thereto in Section 3.1(i)(ii);

“Absolute Change in Recommendation” means the Absolute Board or any committee of the Absolute Board (a) fails to unanimously recommend or withholds, withdraws, amends, qualifies or modifies the Absolute Board Recommendation, or publicly proposes or publicly states an intention to do any of the foregoing; (b) adopts, approves, accepts, endorses, recommends or otherwise declares advisable an Acquisition Proposal, or publicly proposes or publicly states an intention to do any of the foregoing; (c) fails to publicly reaffirm (without qualification) the Absolute Board Recommendation within a 5 Business Day period after the Purchaser so requests in writing (or in the event that the Absolute Meeting is scheduled to occur within such five (5) Business Day period, by the end of the third (3rd) Business Day prior to the date of the Absolute Meeting), it being understood that, (i) except to make the reaffirmation required by Section 7.4(c), if applicable, Absolute will have no obligation to make such reaffirmation more than once in respect of any publicly announced Acquisition Proposal; and (ii) other than following the public announcement of an Acquisition Proposal as set forth in (i), Absolute will have no obligation to make such reaffirmation on more than three separate occasions; or (d) fails to include the Absolute Board Recommendation in the Absolute Circular (for greater certainty, each of the case set forth in clause (a), (b), (c) or (d) constitutes an “Absolute Change in Recommendation” provided, however, that, for the avoidance of doubt, none of (A) the determination by the Absolute Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal pursuant to 7.4(a)(ii); and (B) the delivery by Absolute to Purchaser of any notice contemplated by Article 7 (other than a Superior Proposal Notice) will constitute an Absolute Change in Recommendation;

“Absolute Circular” means the notice of the Absolute Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Absolute Securityholders in connection with the Absolute Meeting, as amended, supplemented or otherwise modified from time to time;

“Absolute Disclosure Letter” means the disclosure letter executed by Absolute and delivered to the Purchaser prior to or concurrently with the execution of this Agreement;

“Absolute DSU Holder” means a holder of Absolute DSUs;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“Absolute ESPP” means the employee stock purchase plan of Absolute, approved by Absolute Board on February 1, 2022;

“Absolute ESPP Participants” means all Employees or former Employees participating in the Absolute ESPP;

“Absolute ESPP Shares” means all Absolute Shares held pursuant to the Absolute ESPPs for ESPP Participants;

“Absolute Group” means Absolute and its Subsidiaries;

“Absolute Intellectual Property” means Intellectual Property that is owned or purported to be owned by a member of the Absolute Group;

“Absolute Meeting” means the special meeting of Absolute Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Absolute Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Absolute Shareholders on December 13, 2018;

“Absolute Optionholder” means a holder of Absolute Options;

“Absolute Options” means the outstanding options to purchase Absolute Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Absolute Shareholders on December 13, 2018;

“Absolute PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan, including, for the avoidance of doubt, any dividend performance share units;

“Absolute Public Documents” means all forms, reports, schedules, statements and other documents publicly filed by Absolute on EDGAR and/or SEDAR since July 1, 2020, including all annual information forms, news releases, financial statements, management’s discussion and analysis, material change reports, information circulars and other continuous disclosure documents pursuant to National Instrument 51-102 of the Canadian Securities Administrators;

“Absolute Related Parties” has the meaning ascribed thereto in Section 9.3(i);

“Absolute RSU Holder” means a holder of Absolute RSUs;

“Absolute RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan, including, for the avoidance of doubt, any dividend restricted share units;

“Absolute Securityholders” means the holders of one or more Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs or Absolute RSUs;

“Absolute Shareholder Approval” has the meaning ascribed thereto in Section 2.2(c);

“Absolute Shareholders” means the holders of Absolute Shares;

“Absolute Shares” means the common shares in the capital of Absolute;

“Absolute Software” means material proprietary software systems developed by or on behalf of Absolute or its Subsidiaries that are licensed or distributed by Absolute or its Subsidiaries as products or services of the Absolute Group;

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan;

“Absolute Termination Fee” has the meaning ascribed thereto in Section 9.3(b);

“Absolute Termination Fee Event” has the meaning ascribed thereto in Section 9.3(c);

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement containing terms that are not less favourable to Absolute than those contained in the Confidentiality Agreement and that does not contain any exclusivity provision or other term that would restrict, in any manner, Absolute’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to the Purchaser pursuant to this Agreement;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Absolute and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal, indication of interest or offer (whether written or oral) from any Person or group of Persons (other than the Purchaser, one of its Affiliates or any Person acting jointly or in concert with the Purchaser) made after the date of this Agreement relating to (a) any direct or indirect acquisition, purchase, sale, transfer, joint venture or disposition (or any lease, license or other arrangement having the same economic effect as an acquisition or a purchase, sale, transfer, joint venture or disposition), in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), relating to businesses or assets (including equity interests of, or securities convertible into or exercisable or exchangeable for equity securities of, Subsidiaries of Absolute) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer); (b) any direct or indirect tender offer, take-over bid, exchange offer, issuance or other transaction, in a single transaction or series of related transactions, that if consummated, would result in a Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exchangeable or exercisable for voting or equity securities) of Absolute or any one or more of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer), (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Absolute or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenues of the Absolute Group, taken as a whole (in each case based on the consolidated financial statements of Absolute most recently filed in the Absolute Public Documents prior to such inquiry, proposal, indication of interest or offer);

“Affiliate” has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, together with the Absolute Disclosure Letter;

“Alternative Agreement” means any letter of intent, memorandum of understanding, arrangement agreement, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal;

“Anti-Corruption Laws” as the meaning ascribed thereto in Section 3.1(y)(i);

“Applicable Benefits Laws” means all applicable Laws relating to the Employee Plans;

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting and shall be substantially in the form and content of Schedule “B” hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Breaching Party” has the meaning ascribed thereto in Section 8.2(e);

“Business Day” or “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, or a federal holiday in the United States on which banks are required or authorized to close;

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116–13, as amended, and any similar or successor legislation, executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020 and IRS Notice 2021-11), and any subsequent Law intended to address the consequences of the COVID-19 pandemic;

“CBA” has the meaning ascribed thereto in Section 3.1(bb)(i);

“CEWS” means the Canada Emergency Wage Subsidy, for purposes of section 125.7 of the Tax Act, and any other COVID-19 related direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority;

“Closing” has the meaning ascribed thereto in Section 2.7(a);

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commitment Letters” has the meaning ascribed thereto in Section 4.1(g)(ii);

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and Absolute dated March 29, 2023;

“Consideration” means the consideration to be received by the Absolute Shareholders pursuant to the Plan of Arrangement as consideration for their Absolute Shares, consisting of US$11.50 in cash per Absolute Share (the “Per Share Consideration”);

“Contract” means any contract, agreement, license, franchise, lease, arrangement, joint venture, partnership or other legally enforceable right or obligation (written or oral) to which Absolute or any of its Subsidiaries is a party or by which Absolute or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Copyleft License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) that further requires, as a condition of use, modification or distribution of Software subject to such license, that such Software (a) be made available or distributed in source code form, (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that expressly allow Absolute Software or portions thereof (other than the original Software subject to such license) to be reverse engineered, reverse assembled or disassembled, or (d) be redistributable at no license fee (each of the foregoing (a) through (d), a “Copyleft Effect”). Without limiting the foregoing, Copyleft Licenses may include the Affero General Public License, the Server Side Public License (SSPL), the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses;

“Court” means the Supreme Court of British Columbia;

“Data Security and Privacy Requirements” means (a) all Laws applicable to Absolute and its Subsidiaries that govern the privacy, information security, data protection or the Processing of Personal Information including but not limited to Canada’s Personal Information Protection and Electronic Documents Act, British Columbia’s Personal Information Protection Act, Regulation (EU) 2016/679 (as applicable in the European Union and the United Kingdom), the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, HIPAA, the California Consumer Privacy Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy acts, state wiretap laws, state social security number protection laws, state data breach notification laws, as well as any equivalent federal, state, provincial or municipal law regulating the Processing of Personal Information (collectively the “Data Security and Privacy Laws”); (b) all Contracts between Absolute and any Person that govern the Processing of Personal Information; (c) all published Absolute policies and procedures governing its Processing of Personal Information, including all published consumer-facing website and mobile application privacy policies and terms of use; and (d) applicable provisions of the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council (or any foreign equivalent), as they may be amended from time to time (the “PCI DSS”);

“D&O Support and Voting Agreement” means each support and voting agreement entered into between the Purchaser and a director or officer of Absolute, substantially in the form of Schedule C;

“Debt Commitment Letter” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Debt Financing” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Debt Financing Sources” means any lender, agent or arranger that commits to provide, or otherwise enters into agreements in connection with, the Debt Financing (including, for the avoidance of doubt, any alternative financing pursuant to the terms of this Agreement), including the Debt Commitment Letter, any joinders to such letter or any definitive documentation relating thereto;

“Debt Financing Sources Related Parties” means the Debt Financing Sources, together with their respective Related Parties;

“Debt Payoff Amount” has the meaning ascribed thereto in Section 8.4;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Absolute Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the rights of dissent exercisable by the Absolute Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“DOJ” has the meaning ascribed thereto in Section 5.3(a);

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the Exchange Act and other statutes;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee” means an individual who is employed by Absolute or any of its Subsidiaries as of the Effective Date whether on a full-time or part-time basis;

“Employee Plans” has the meaning set out in Section 3.1(cc)(i);

“Enforceability Limitations” means limitations imposed by (i) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (ii) general equitable principles, whether enforceability is considered in a proceeding at law or equity;

“Equity Commitment Letter” has the meaning ascribed thereto in Section 4.1(g)(i);

“Equity Financing” has the meaning ascribed thereto in Section 4.1(g)(i);

“Equity Financing Sources” means the Sponsor together with each of its Affiliates who are permitted assignees under the Equity Commitment Letter;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means any Person, trade or business, whether or not incorporated, that together with Absolute or any of its Subsidiaries would, at the relevant time, be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Excluded Benefits” has the meaning ascribed thereto in Section 5.6(a);

“Final Order” means the final order of the Court, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, after a hearing considering, amongst other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means (a) (i) the audited consolidated balance sheet of Absolute for the fiscal years ended June 30, 2022 and June 30, 2021, and (ii) the related audited consolidated statements of operations and cash flows for the fiscal years ended June 30, 2022 and June 30, 2021, (b) the unaudited consolidated balance sheet of Absolute and the related unaudited consolidated statements of operations and cash flows as of and for the periods ended September 30, 2022 and December 31, 2022, and (c) the audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including the notes or schedules to and, as applicable, the auditor’s report on such financial statements) filed in the Absolute Public Documents from and after the date hereof;

“Financing” has the meaning ascribed thereto in Section 4.1(g)(iii);

“Financing Sources” means any Debt Financing Sources or any Equity Financing Sources, together with such Person’s successors, assigns, Affiliates and Representatives and their respective successors, assigns, Affiliates and Representatives;

“FTC” has the meaning ascribed thereto in Section 5.3(a);

“Global Trade Laws” means (a) the trade, sanctions, export control, import, and anti-boycott Laws imposed, administered, or enforced by the U.S. government, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the Foreign Trade Regulations, and the economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State; and (b) other trade, sanctions, export control, import, and anti-boycott Laws applicable to Absolute or its Subsidiaries (except to the extent inconsistent with U.S. Law);

“Governmental Authority” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board, commissioner, minister, cabinet, governor in council, agency or instrumentality, domestic or foreign or any quasi-governmental, or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government and any subdivision, agent or authority of any of the foregoing; (c) any court, tribunal, commission, individual, public or private mediator, arbitrator or arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association;

“Guarantee” means the limited guarantee dated as of the date hereof between Absolute and the Sponsor in favour of Absolute pursuant to which the Sponsor guarantees the payment in full of the Reverse Termination Fee, on the terms, conditions and limitations set forth therein, as amended or replaced in accordance therewith;

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 CFR Part 162), and Security Standards for the Protection of Electronic Protected Health Information (45 CFR Part 164, Subparts A and C), and all other implementing regulations in effect, and the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009 set forth at 42 USC § 17931 et seq., and all implementing regulations thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards;

“Improvements” means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of, any real property;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) all trademark and similar rights in business names, trade names, corporate names, domain names, domain name registrations, website names and worldwide web addresses; (b) all rights in inventions, patents, patent rights, and patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application); (c) all rights in industrial designs and applications for and registration of industrial designs, design patents and industrial design registrations; (d) all rights in trade-marks (whether used with wares or services and including the goodwill attaching to such trade-marks) and registrations and applications for registration of trade-marks and all rights in trade dress, logos, slogans and brand names; (e) all copyright in all works (including software programs and databases) and database rights and registrations and applications for registrations of copyright, and moral rights; and (f) all trade secret rights and other rights in confidential information (such as confidential information that is processes, notebooks, customer lists, data, trade secrets, designs, know-how, manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information);

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to both Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting, as the same may be amended by the Court with the consent of both Absolute and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“IP Contracts” has the meaning ascribed thereto in Section 3.1(q)(iii);

“ITCs” has the meaning ascribed thereto in Section 3.1(ee)(xviii);

“Law” or “Laws” means any laws (including common law), by-laws, constitution, treaty, convention, ordinance, code, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority and the terms and conditions of any Permit of or from any Governmental Authority or self-regulatory authority (including the TSX and Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Leased Premises” means the real property that is leased, subleased, licensed to or otherwise occupied by, Absolute including all Improvements situate on, in, under, over or forming part of such real property;

“Legal Proceeding” means any litigation, action, application, charge, audit, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, mediation, arbitration proceeding or other similar proceeding, before or by any court or other tribunal or Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review;

“Lender Provisions” has the meaning ascribed thereto in Section 9.4(b);

“Licence” means any material licence, permit, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, Absolute by any Governmental Authority which is related to the business of Absolute;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“made available” means the documents or other information or materials contained as of 6:00 p.m. (Vancouver time) on May 10, 2023 in the virtual data room established by Absolute, which shall be deemed to have been “made available” by Absolute for purposes of this Agreement;

“Matching Period” has the meaning ascribed thereto in Section 7.4(a)(vi);

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, or state of fact that, either individually or in the aggregate, with other changes, effects, events, occurrences, circumstances or states of fact that is or would reasonably be expected to (a) be material and adverse to the business, operations, financial condition or results of operations, of Absolute and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of fact resulting from or arising in connection with: (i) the announcement, pendency or consummation of the transactions contemplated by this

Agreement, including any loss of or change in the relationship with employees, customers, partners, licensees, licensors, suppliers or other persons having business relationships with Absolute or its Subsidiaries related thereto (it being understood that this clause (i) shall not apply to any representation or warranty or the satisfaction of any condition precedent to the extent the purpose of such representation or warranty or condition is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement); (ii) changes in the segment of the cybersecurity industry (taking into account relevant geographies) in which Absolute operates; (iii) global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, credit, capital or commodity market conditions, in each case whether national or global, (iv) the commencement, continuation or escalation of any war, armed hostilities, acts of terrorism, earthquakes or similar catastrophes, (v) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God; (vi) a change or proposed change in IFRS, U.S. GAAP or any other applicable accounting principles or the interpretation thereof, (vii) any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Authority, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof; (viii) any action (or omission to take any action) permitted or that is required to be taken by this Agreement; (ix) any failure to meet internal or public projections, forecasts, performance measures, operating statistics or revenue or earnings predictions (it being understood that the underlying cause or any such failure may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (x) any change in the market price or trading volume of any securities of Absolute (it being understood that the underlying cause or any such change may be taken into account when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition); (xi) any action or omission, which has been approved, consented to or requested, in each case, in writing by the Purchaser; or (xii) any Legal Proceeding threatened, made or brought by any of the current or former Absolute Shareholders (on their own behalf or on behalf of Absolute) against Absolute, any of its executive officers or other employees or any member of the Absolute Board arising out of this Agreement or the Arrangement; but provided in the case of (ii) through (vii), such change, effect, event, occurrence, circumstance or state of fact does not have a disproportionate impact or effect on Absolute and its Subsidiaries, taken as a whole, as compared to comparable companies operating in the industries and business in which Absolute and its Subsidiaries operate, of comparable economic size; or (b) prevent or materially delay, the consummation by Absolute of the Arrangement;

“Material Contract” means, other than Standard Licenses that are not material (x) any Contract that is or would be entered into on or after the date hereof and that would be a “Material Contract” pursuant to clauses (a) to (l) of paragraph (y) below if it were in effect as of the date hereof; and (y) any of the following Contracts in effect as of the date hereof to which Absolute or any of its Subsidiaries is a party:

(a)

any Contract that provides for severance, retention, transaction bonus or change in control compensation or benefits, including any management or employment Contract, pursuant to which Absolute or one of its Subsidiaries has continuing or future obligations as of the date hereof to make a payment or provide benefits to any executive officer or any service provider that has the authority of an executive officer, any other employee at the level of vice president level or above, or any member of the Absolute Board;

(b)

any Contract containing any covenant or other provision (i) expressly prohibiting Absolute or any of its Subsidiaries from engaging in any material line of business or with any Person in any geographic area or (ii) limiting the right of Absolute or any of its Subsidiaries to operate the business of the Absolute Group pursuant to any “most favored nation,” “exclusivity” provisions, rights of first refusal, rights of first negotiation or similar rights to any Person, in each case, which restrictions are material to Absolute and its Subsidiaries, taken as a whole;

(c)

any Contract (i) providing for the sale, exclusive license or other disposition or acquisition of assets by Absolute and its Subsidiaries, in each case with a value greater than $500,000 after the date of this Agreement; or (ii) pursuant to which Absolute will acquire or dispose of any material ownership interest in any other Person or other business enterprise (other than any Subsidiary of Absolute) with a value greater than $500,000 after the date of this Agreement;

(d)

any Contract (i) that is the top revenue generating contract with any of Absolute’s top five (5) largest revenue sources (based on revenues directly received from such Persons) for the one-year period ended March 31, 2023 (“Top Customers”), and (ii) the corresponding BioS / firmware software license agreements with such Top Customers, if applicable;

(e)

(i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other indebtedness, in each case in which the outstanding obligation, individually, is in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; and (B) loans to Absolute or any of its wholly owned Subsidiaries by Absolute or any of its wholly owned Subsidiaries and (ii) any Contract pursuant to which Absolute or any of its Subsidiaries has mortgaged, pledged or otherwise subjected to or permitted to be subjected to any Lien (other than Permitted Liens) on any of its assets or property (tangible or intangible);

(f)

any Contract materially restricting the incurrence of indebtedness by Absolute or any of its Subsidiaries, including by requiring the granting of an equal and rateable Lien, or the incurrence of any Liens on any properties or assets of Absolute or any of its Subsidiaries;

(g)	any Contract providing for indemnification of any officer, director or employee by Absolute or any of its Subsidiaries;

(h)

any Contract that is material to Absolute and its Subsidiaries, taken as a whole, (including a material settlement, conciliation, or similar agreement) with any Governmental Authority that is not on Absolute’s or its Subsidiaries’ standard forms and that is a prime contract or pursuant to which Absolute or its Subsidiaries otherwise receives government funding for development purposes;

(i)

any Contract providing for formation of a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(j)	any Contract involving commitments to make any capital investment or capital expenditures in excess of $150,000 per annum or $500,000 over the duration of the Contract;

(k)	any CBA; or

(l)	any Contract that if terminated or modified or if it ceased to be in effect would have a Material Adverse Effect.

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means July 10, 2023;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Laws, or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances under which it was made, not misleading;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(y)(ii);

“Nasdaq” means the Nasdaq Global Select Market;

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award, or writ or similar actions taken by any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the business and operations of such Person;

“Outside Date” means November 10, 2023 or such later date as may be agreed to in writing by the Parties;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Payoff Letters” has the meaning ascribed thereto in Section 8.4;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Authority;

“Permitted Liens” means the following Liens: (a) Liens for Taxes and utilities that in each case are not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS; (b) construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar statutory Liens (inchoate or otherwise) that: (i) are not material; and (ii) arose or were incurred in the ordinary course of business; and (c) the Liens listed in Schedule 1.1 of the Absolute Disclosure Letter;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“Personal Information” means any data or information relating to an identified or identifiable individual, browser, or device that is regulated by or subject to the Data Security and Privacy Requirements;

“Plan of Arrangement” means the plan of arrangement of Absolute, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.7(a);

“Pre-Closing Period” has the meaning ascribed thereto in Section 5.1(a);

“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement and an occupancy or other agreement under which Absolute or any Subsidiary thereof has the right, or Absolute or any Subsidiary thereof has granted to another Person the right, to use or occupy any Leased Premises;

“Process” or “Processing” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, safeguarding, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction;

“Purchaser Related Parties” has the meaning ascribed thereto in Section 9.3(j);

“PWP Fairness Opinion” has the meaning ascribed thereto in Section 3.1(i)(i);

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approvals” means rulings, consents, approvals, authorisations, orders, exemptions, grants, declarations, notices, agreements, certificates, reports, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority. For the avoidance of doubt, this includes such authorizations, consents, orders, or other approvals required or reasonably expected to be required to consummate the Arrangement on or prior to the Closing under any antitrust, competition, or trade regulation Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act;

“Related Party” means, with respect to any Person, such Person’s former, or current or future direct or indirect Representatives, equity holders, controlling persons, partners, shareholders, stockholders, members, managers, general or limited partners, assignees or successors;

“Representatives” has the meaning ascribed thereto in Section 7.1(a);

“Required Amount” has the meaning ascribed thereto in Section 4.1(g)(iv);

“Required Information” means the financial statements necessary to satisfy the conditions set forth in paragraph 4 of Exhibit C to the Debt Commitment Letter (or the analogous provision in any commitment letter for any alternative financing pursuant to this Agreement);

“Restricted Party” means any Person (a) included on one or more of the Restricted Party Lists; (b) located, organized, or ordinarily resident in a country, territory, or region that is the subject of sanctions administered by OFAC that broadly prohibit business or dealings with such country, territory, or region; (c) owned or controlled by, or acting on behalf of, any of the foregoing; or (d) with whom U.S. persons are otherwise prohibited from transacting under Global Trade Laws;

“Restricted Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identifications List, and other lists administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; the HM Treasury Consolidated List of Financial Sanctions Targets in the UK; and similar lists of restricted parties maintained by other relevant Governmental Authorities;

“Reverse Termination Fee” has the meaning ascribed thereto in Section 9.3(e);

“Reverse Termination Fee Event” has the meaning ascribed thereto in Section 9.3(f);

“RJ Fairness Opinion” has the meaning ascribed thereto in Section 3.1(i)(i);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces and territories of Canada and of the states of the United States as well as the SEC and the TSX and Nasdaq;

“Securities Laws” means the Securities Act, United States Securities Act of 1933, the Exchange Act, with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Security Breach” means any: (i) unauthorized Processing (by any means) of Personal Information under the control or authority of Absolute or its Subsidiaries or by any third party service provider on behalf of Absolute or its Subsidiaries; (ii) any data security incidents that can be considered a “personal data breach” or other similar term under the Data Security and Privacy Requirements; (iii) a phishing, ransomware, denial of service, or other cyberattack that results in a material monetary loss or a business disruption, or (iv) other act or omission that materially compromises the security, integrity, availability, or confidentiality of Personal Information;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Software” means computer software (both source code and object code form) and all documentation therefor;

“Special Committee” means the committee of the Absolute Board, composed of independent directors of Absolute formed in connection with the Arrangement;

“Sponsor” means the equity financing sources identified in, and any other Person which becomes a financing source in respect of, the Equity Financing pursuant to the Equity Commitment Letter and the Guarantee;

“Standard Licenses” means (a) nonexclusive licenses granted in connection with the products and services of Absolute and its Subsidiaries in the ordinary course of business; (b) non-exclusive licenses to Absolute and its Subsidiaries for standard, generally commercially available, “off-the-shelf” third-party products and services (including software-as-a-service); (c) licenses to software and materials licensed as open-source, public-source or freeware; (d) nondisclosure agreements; (e) any incidental licenses granted to a service provider in support of the services provided to Absolute and its Subsidiaries; (f) licenses granted pursuant to Absolute and its Subsidiaries’ standard form Contracts; (g) employee and consulting agreements and (h) licenses that have been publicly filed as exhibits to the Absolute Public Documents;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” means a bona fide Acquisition Proposal by a Person or group of Persons made after the date hereof to acquire not less than all of the outstanding Absolute Shares or all or substantially all of the assets of Absolute and its Subsidiaries on a consolidated basis (a) that complies with Securities Laws and did not result from or involve (i) a breach of Section 7.1 or (ii) a breach of any other provision of Article 7 in any material respect; (b) that is not subject to a financing condition and in respect of which adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (c) that is not subject to a due diligence condition; (d) in respect of which the Absolute Board determines, acting in good faith after receiving the advice of its outside counsel and financial advisors, taking into account all of the terms and conditions of such Acquisition Proposal and other factors deemed relevant by the Board (including the identity of the Person or group of Persons making such Acquisition Proposal and their Affiliates), that if consummated in accordance with its terms, would result in a transaction more favourable to the Absolute Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 7.4(b)) and (e) is reasonably capable of being consummated in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal and their respective Affiliates (including for purposes of assessing the risk of non-completion thereof);

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(iv);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements, estimates, information returns, and other documents (whether in tangible, electronic or other form) and including any amendments, claims for refund, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes;

“Taxes” includes (i) any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever (including in respect of CEWS) imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, whether disputed or not, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, gains, windfall, royalty, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, escheat, abandoned or unclaimed property, alternative or add-on minimum, estimated, sales, goods and services, harmonized sales, provincial sales, use, ad valorem, value-added, excise, stamp, withholding, business, franchising, real property, personal property, development, occupancy, COVID-19 Governmental Assistance, employer health, payroll, employment or unemployment, workers’ compensation, severance, health, utility, social services, education and social security (or similar, including U.S. FICA) taxes, all surtaxes, all customs duties and import and export taxes and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Authority, and (ii) any liability for the payment of any amounts of the type described in item (i) above (x) payable by reason of any obligations under any Contract, (y) as a result of being a transferee or successor in interest to any other Person, or (z) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any period (including pursuant to Treasury Regulations Section 1.1502-6);

“Terminating Party” has the meaning set out in Section 8.2(e);

“Termination Notice” has the meaning set out in Section 8.2(e);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.8(a);

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.12;

“Treasury Regulations” means the regulations promulgated under the Code;

“TSX” means the Toronto Stock Exchange;

“Union” means any labor union, works council, trade union or other employee representative body;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Wilful Breach” means a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a material breach of this Agreement.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to US dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of a Party shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

(a)

In this Agreement, references to “the knowledge of Absolute” means the actual knowledge, after due inquiry of such employees of Absolute and its Subsidiaries (including direct reports) reasonably expected to have knowledge of such matters, of the Chief Executive Officer, Chief Financial Officer, Chief Revenue Officer, Executive Vice President, Human Resources Officer, Chief Technology Officer, Chief Information Security Officer, and General Counsel of Absolute.

(b)	In this Agreement, references to “the knowledge of the Purchaser” means the actual knowledge, after due inquiry, of [REDACTED].

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution
Schedule C	—	Form of D&O Support and Voting Agreement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Absolute and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Absolute Meeting in accordance with Section 2.3, Absolute shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Absolute Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Absolute Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Absolute Shareholders present in person or represented by proxy at the Absolute Meeting, (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Absolute Securityholders present in person or represented by proxy at the Absolute Meeting, and (iii) if required, a majority of the votes cast on the Arrangement Resolution by the Absolute Shareholders present in person or represented by proxy at the Absolute Meeting, voting together as a single class, excluding for this purpose the votes required to be excluded by MI 61-101) (“Absolute Shareholder Approval”);

(d)

that, in all other respects, the terms, conditions and restrictions of the constating documents of Absolute, including quorum requirements and other matters, shall apply in respect of the Absolute Meeting;

(e)	for the grant of Dissent Rights to the Absolute Shareholders who are registered Absolute Shareholders, as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that the Absolute Meeting may be adjourned or postponed from time to time by the Absolute Board subject to the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(h)

Absolute will not waive any failure by any holder of Absolute Shares to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld in the Purchaser’s sole and absolute discretion);

(i)

that the record date for Absolute Securityholders entitled to receive notice of and to vote at the Absolute Meeting will not change in respect of any adjournment(s) or postponement(s) of the Absolute Meeting, unless required by Law;

(j)

that the deadline for the submission of proxies by Absolute Shareholders for the Absolute Meeting shall be 48 hours (excluding days which are Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Absolute Meeting, subject to waiver by Absolute in accordance with the terms of this Agreement; and

(k)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of Absolute, such consent not to be unreasonably withheld or delayed.

2.3	Absolute Meeting

Subject to the terms of this Agreement:

(a)

Absolute agrees to convene and conduct the Absolute Meeting in accordance with the Interim Order, Absolute’s articles and notice of articles and applicable Laws as soon as reasonably practicable with a targeted date on or before June 29, 2023, and in any event on or before the Meeting Deadline for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Absolute Circular and agreed to by the Purchaser and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Absolute Meeting without the prior written consent of the Purchaser: (i) except as required or permitted under Section 7.4 or Section 8.2; (ii) except as required for quorum purposes (in which case, the Absolute Meeting shall be adjourned and not cancelled); or (iii) except as required by Law.

(b)

Absolute agrees that it shall, in consultation with the Purchaser, fix and publish the date of the Absolute Meeting and a record date for the purposes of determining the Absolute Securityholders entitled to receive notice of and vote at the Absolute Meeting (with the record date for notice of and voting at the Absolute Meeting to be as soon as practicable after the date of this Agreement (and in any event on or before the date of the Interim Order)).

(c)	Absolute will advise the Purchaser as the Purchaser may reasonably request as to the aggregate tally of the proxies received by Absolute in respect of the Arrangement Resolution.

(d)

Absolute will promptly advise the Purchaser of any written notice of dissent or purported exercise by any Absolute Shareholder of Dissent Rights received by Absolute in relation to the Arrangement and any withdrawal of Dissent Rights received by Absolute and any written communications sent by or on behalf of Absolute to any Absolute Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)

Absolute will not recognize any purported notice of exercise of Dissent Rights delivered after the deadline to deliver a notice of exercise of Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld by the Purchaser acting reasonably).

(f)

Absolute will not change the record date for the Absolute Shareholders entitled to vote at the Absolute Meeting in connection with any adjournment or postponement of the Absolute Meeting unless required by Law or the Interim Order.

(g)

As soon as practical before the record date for the Absolute Meeting, Absolute will prepare or cause to be prepared by its transfer agent and provide to the Purchaser a list of the holders of Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs and Absolute RSUs (together with a list of participants under the Absolute ESPP) and will deliver to the Purchaser thereafter upon request such supplemental lists as may be reasonably requested by the Purchaser, including supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from Absolute’s transfer agent.

2.4	Absolute Circular

(a)

As promptly as reasonably practicable following execution of this Agreement and in any event so as to permit the Absolute Meeting to be held in accordance with the timeline specified in Section 2.3(a), Absolute shall (i) prepare the Absolute Circular together with any other documents required by applicable Laws, (ii) file the Absolute Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Absolute Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Absolute Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Absolute Securityholders to form a reasoned judgement concerning the matters to be placed before them at the Absolute Meeting.

(b)

Absolute shall ensure that the Absolute Circular complies in all material respects with Law, does not contain any misrepresentation (provided that Absolute shall not be responsible for the accuracy of any information with respect to the Purchaser, the Financing Sources or their respective Affiliates furnished by the Purchaser in writing specifically for purposes of inclusion in the Absolute Circular pursuant to Section 2.4(d)). Without limiting the generality of the foregoing, the Absolute Circular must include: (a) a summary and a copy of the Fairness Opinions; (b) the Absolute Board Recommendation; and (c) a statement that each director and officer of Absolute has agreed to vote all of such individual’s Absolute securities in favour of the Arrangement Resolution in accordance with the D&O Support and Voting Agreements and against any resolution submitted by any Person that is inconsistent with this Agreement and the transactions contemplated hereby.

(c)

Absolute shall (i) solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any Absolute Shareholder, including, if so requested by the Purchaser, using the services of dealers and proxy solicitation services and permitting the Purchaser to otherwise assist Absolute in such solicitation and cooperating with any Persons engaged by the Purchaser to solicit proxies, and, notwithstanding any other provision of this Agreement, all costs and expenses associated with any such proxy solicitation required by the Purchaser shall be paid by the Purchaser, and take all other actions that are reasonably necessary or desirable to seek the Absolute Shareholder Approval (ii) recommend to holders of Absolute Shares that they vote in favour of the Arrangement Resolution and (iii) not make an Absolute Change in Recommendation. Absolute will permit the Purchaser to, at the Purchaser’s expense, directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favour of the Arrangement and against any resolution submitted by any Absolute Shareholder and Absolute shall disclose in the Absolute Circular that the Purchaser may make such solicitations.

(d)

The Purchaser will, in a timely and expeditious manner, furnish Absolute with all such information regarding the Purchaser as may reasonably be required to be included in the Absolute Circular pursuant to applicable Laws and any other documents related thereto. Such information furnished in writing by the Purchaser specifically for inclusion in the Absolute Circular will not, on the date of mailing of the Absolute Circular, contain any misrepresentation.

(e)

The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Absolute Circular and other related documents prior to the Absolute Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel, provided that all information relating solely to the Purchaser, and its Affiliates, the Financing Sources and their respective Affiliates included in the Absolute Circular or other related documents shall be in form and content satisfactory to the Purchaser, acting reasonably. Absolute shall provide the Purchaser with final copies of the Absolute Circular prior to the mailing to the Absolute Securityholders.

(f)

Absolute and the Purchaser shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Absolute Circular contains a misrepresentation or that it otherwise requires an amendment or supplement to the Absolute Circular to ensure compliance with Law and the Parties shall co-operate in the preparation of any amendment or supplement to the Absolute Circular as required or appropriate, and Absolute shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Absolute Circular to Absolute Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Authority and as otherwise required.

2.5	Final Order

If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Absolute Meeting by the Absolute Securityholders as provided for in the Interim Order, subject to the terms and conditions of this Agreement, Absolute shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order held as soon as reasonably practicable and, in any event, within five Business Days following the approval of the Arrangement Resolution at the Absolute Meeting.

2.6	Court Proceedings

Subject to the terms of this Agreement, the Purchaser will cooperate with and assist Absolute in seeking the Interim Order and the Final Order, including by providing Absolute on a timely basis any information regarding the Purchaser reasonably required to be supplied by the Purchaser in connection therewith. Absolute will provide the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (all of which shall be consistent in all material respects with the terms of this Agreement and the Plan of Arrangement), and will give reasonable consideration to all such comments (provided that all information relating to the Purchaser, the Financing Sources and their respective Affiliates included in such materials shall be in form and content satisfactory to the Purchaser, acting reasonably). Subject to applicable Law, Absolute will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Absolute shall also provide to the Purchaser on a timely basis copies of any notice of appearance or other Court documents served on Absolute in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Absolute indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Absolute (a) will diligently pursue, and cooperate in good faith with the Purchaser in diligently pursuing, the Interim Order and the Final Order; and (b) not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably.

2.7	Effective Date

(a)

The closing of the transactions contemplated hereby (the “Closing”) shall occur as soon as reasonably practicable (and in any event not later than 10 Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time) unless another time or date is agreed to in writing by the Parties, provided that the Closing shall not occur prior to July 2, 2023.

(b)

From and after the Effective Time, the Plan of Arrangement will have all of the effect provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place by remote communication and by exchange of documents by electronic transmission or, to the extent such exchange is not practicable, at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.8	Payment of Consideration

The Purchaser will, following receipt by Absolute of the Final Order and prior to the Effective Time, deposit, or cause to be deposited, in escrow with the Depositary sufficient cash to satisfy the Consideration payable to the Absolute Shareholders pursuant to the Plan of Arrangement (other than Absolute Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.9	Treatment of Incentive Securities and ESPP

(a)

The Parties acknowledge that the holders of Absolute Options, Absolute PSUs, Absolute DSUs and Absolute RSUs shall be treated in accordance with the provisions of the Plan of Arrangement. Absolute shall terminate each of the Absolute Stock Plans in accordance with the terms of each such plan, as applicable, effective as of immediately prior to the Effective Time.

(b)

With respect to the Absolute ESPP, Absolute will take all steps necessary or desirable (a) to prevent any new employee from enrolling in the Absolute ESPP and prohibit any existing Absolute ESPP Participants from increasing their contributions under the Absolute ESPP, in each case during the purchase period in effect at the date of this Agreement, and (b) to suspend the Absolute ESPP at the end of the purchase period in effect at the date of this Agreement so that after the end of such purchase period no employees can enroll or make any contributions under the Absolute ESPP and no new offering period shall commence under the Absolute ESPP. In accordance with, and subject to, the Plan of Arrangement and the applicable Absolute ESPP, Absolute will take all reasonable steps necessary or desirable to effect the exchange, surrender, settlement or cancellation of all Absolute ESPP Shares that are outstanding immediately prior to the Effective Time (including providing notice to all Absolute ESPP Participants to the extent required or contemplated by the Absolute ESPP). Absolute shall terminate the Absolute ESPP in accordance with its terms effective as of immediately prior to the Effective Time.

2.10	Announcement and Shareholder Communications

The Parties shall agree on the text of any press release to be issued to announce the execution of this Agreement by the Purchaser and Absolute and, on the Effective Date, the completion of the Arrangement, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. The Purchaser and Absolute shall co-operate in the preparation of presentations, if any, to Absolute Securityholders regarding the transactions contemplated by this Agreement. No Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and a reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not permitted by applicable Law, to give such notice immediately following the making of such disclosure or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel.

2.11	Withholding Taxes

The Purchaser, Absolute and its Subsidiaries, and the Depositary shall be entitled to deduct and withhold from any consideration, or any other amount, payable or otherwise deliverable to any Person under this Agreement or the Plan of Arrangement and from all dividends, interest or other amounts payable to any Person such amounts as the Purchaser, Absolute or its Subsidiaries, or the Depositary is required to, deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Authority from the amount otherwise payable or deliverable pursuant to this Agreement or the Plan of Arrangement and any such amounts deducted or withheld shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority within the time required and in accordance with applicable Laws. Notwithstanding anything to the contrary, any compensatory amounts payable to any current or former employee of Absolute or any of its Subsidiaries pursuant to or as contemplated by this Agreement or the Plan of Arrangement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

2.12	FIRPTA Certificate

Subject to the terms and conditions set forth in this Agreement, on the Closing date prior to the Closing, Absolute Software, Inc. shall deliver to Absolute, a duly executed certification on behalf of Absolute Software, Inc. (and accompanying notice) that satisfies the requirements of Treasury Regulation Section 1.897-2(h).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ABSOLUTE

3.1	Representations and Warranties

Except (a) in the Absolute Public Documents and prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) (it being understood that (i) any matter disclosed in any Absolute Public Documents will deemed to be disclosed in a section of the Absolute Disclosure Letter only to the extent that it is reasonably apparent on its face that such disclosure is applicable to the representation, and (ii) nothing disclosed in the Absolute Public Documents will be deemed to modify or qualify the representations set forth in Section 3.1(g) or Section 3.1(gg)); or (b) as disclosed in the corresponding sections or subsections of the Absolute Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Absolute Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Absolute hereby represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Existence, Power and Authority. Absolute is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Absolute has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments.

(b)

Authorization by Absolute. The execution and delivery of this Agreement and all other agreements and instruments to be executed by Absolute as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Absolute and no other corporate proceedings on the part of Absolute are necessary to authorize this Agreement or the consummation of the Arrangement other than (i) the approval of the Arrangement Resolution by the Absolute Securityholders in the manner required by the Interim Order and Law and (ii) approval of the Arrangement by the Court.

(c)

Governmental Authorization. The execution and delivery of this Agreement by Absolute, the performance of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated under this Agreement do not require any Permit or other action by or in respect of, or filing with, or notification to, any Governmental Authority by Absolute or any of its Subsidiaries other than: (i) the Interim Order and the Final Order; (ii) filings with the Registrar; (iii) filings and approvals required by the TSX and Nasdaq; (iv) customary filings with the Securities Authorities; (v) Regulatory Approvals, including any filings required under the HSR Act and the matters set forth Schedule D, and (vi) Permits, actions, filings, or notifications, in each case, the failure to make, obtain or receive would not have a Material Adverse Effect.

(d)

No Conflicts. The execution, delivery and performance of this Agreement by Absolute and the completion (assuming the Absolute Shareholder Approval and approval of the Arrangement by the Court) of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition (or a combination thereof)) result in or constitute any of the following:

(i)	a contravention, conflict with, or violation, breach or default of any provision of the notice of articles or articles of Absolute;

(ii)

a default, breach or violation or an event that would be a default, breach or violation of any of the terms, or give rise to a right of termination, cancellation or acceleration, or the right to change any right or obligation, or the loss of any benefit to which Absolute or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other similar restriction or limitation), under the conditions or provisions of any Material Contract to which Absolute or any of its Subsidiaries is a party or by which Absolute or any of its Subsidiaries is bound;

(iii)	the creation or imposition of any Lien, except for Permitted Liens, on any of the assets of Absolute; or

(iv)	the contravention, conflict with or violation or breach of any applicable Law;

except, in the case of clauses (ii), (ii) and (iii) as would not have a Material Adverse Effect.

(e)

Enforceability of Absolute’s Obligations. This Agreement has been duly executed and delivered by Absolute and constitutes the legal, valid and binding obligation of Absolute, enforceable against Absolute in accordance with its terms, subject to the Enforceability Limitations.

(f)

Solvency. Absolute is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent Person as a result of the closing of the Arrangement. Except as set out in Schedule 3.1(f) of the Absolute Disclosure Letter no act or proceeding has been taken by any third party against Absolute or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of Absolute or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Absolute or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of Absolute, is any such act or proceeding threatened. Neither Absolute nor any of its Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(g)	Capitalization and Listing.

(i)

The information set out in Schedule 3.1(g)(i) of the Absolute Disclosure Letter concerning the authorized, issued and outstanding shares of Absolute is true and complete as at the date hereof. All of the outstanding share capital of Absolute has been duly authorized and validly issued and is fully paid and non-assessable. The Absolute Shares are listed on the TSX and Nasdaq, and are not and have never been listed or quoted on any market other than the TSX and Nasdaq.

(ii)

Schedule 3.1(g)(ii) of the Absolute Disclosure Letter sets forth a schedule of each award under the Absolute Stock Plans as of the date hereof, including, for each award, (i) the holder, (ii) the number of shares subject thereto (assuming target and maximum performance, as applicable), (iii) the type of award, (iv) the Absolute Stock Plans pursuant to which such award was granted, (v) exercise price thereof, if applicable, and (vi) the vesting schedule, including any terms or conditions that will result in an acceleration of vesting. Except as set out in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, as of the date hereof, there are no issued, outstanding or authorized rights, subscriptions, warrants, options, restricted stock, restricted stock units, profits interests, phantom equity interests, equity appreciation rights or other equity-based awards, conversion rights, calls, pre-emptive, commitments or plans or agreements of any kind outstanding which would entitle any Person to purchase or otherwise acquire (or require Absolute or any of its Subsidiaries to issue, qualify or register), directly or indirectly, any shares or other securities of Absolute including any securities convertible into or exchangeable or exercisable for shares or other securities of Absolute.

(iii)

There are no shareholders’ agreements governing the affairs of Absolute or its Subsidiaries or the relationship, rights and duties of its shareholders, nor, to the knowledge of Absolute, are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of Absolute or any of its Subsidiaries or any agreements pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Absolute or any of its Subsidiaries. All of the Absolute Shares issuable upon the exercise of rights under the Employee Plans governing the Absolute Options, Absolute PSUs and Absolute RSUs have been duly authorized and, upon issuance in accordance with their respective terms, would be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Absolute Shares have been issued, and no Absolute Options, Absolute PSUs or Absolute RSUs have been granted in violation of any Law or Order or any pre-emptive or similar rights applicable to them. Other than the Absolute Shares, there are no other authorized classes of share capital of Absolute.

(h)	Subsidiaries.

(i)

Absolute is the registered and beneficial holder of all of the issued and outstanding shares or other equity or voting interest of each of the Subsidiaries of Absolute with good and marketable title thereto, free and clear of all Liens, except for Permitted Liens and all such shares or other equity or voting interests so owned have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity or voting interests have been issued in violation of any Law, any Order or of any pre-emptive or similar rights. Except as disclosed in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would entitle any Person to purchase or otherwise acquire any shares or other securities of the Subsidiaries of Absolute, including any securities convertible into or exchangeable or exercisable for shares or other securities of the Subsidiaries of Absolute. Except for the list of Subsidiaries of Absolute set forth in Schedule 3.1(g)(ii) of the Absolute Disclosure Letter, Absolute does not have any Subsidiaries or any direct or indirect equity or voting interest in any other Person.

(ii)

Each of the Subsidiaries of Absolute is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not have a Material Adverse Effect.

(i)	Fairness Opinions; Absolute Board Approval.

(i)

Prior to the execution of this Agreement, (A) the Absolute Board has received the oral opinion (to be confirmed in writing) of Perella Weinberg Partners LP, Absolute’s financial advisor, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Perella Weinberg Partners LP,, the consideration to be received by the Absolute Shareholders in connection with the transactions contemplated by the Arrangement is fair, from a financial point of view, to such Absolute Shareholders (with the documents provided in connection with clause (A), the “PWP Fairness Opinion”), and (B) the Special Committee has received the oral opinion (to be confirmed in writing) of Raymond James Ltd. to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the

Consideration to be received by the Absolute Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Absolute Shareholders (with the documents provided in connection with clause (B), the “RJ Fairness Opinion” and together with the PWP Fairness Opinion, the “Fairness Opinions”).

(ii)

The Absolute Board, after consultation with its financial and legal advisors has unanimously (A) determined it is in the best interests of Absolute and is fair to the Absolute Shareholders to enter into this Agreement and the Arrangement, (B) declared this Agreement advisable, (C) approved the execution and delivery of this Agreement by Absolute, the performance by Absolute of its covenants and other obligations hereunder, and the Arrangement on the terms and conditions set forth herein; and (D) resolved to recommend to the Absolute Shareholders that they vote in favour of the Arrangement Resolution (collective, the “Absolute Board Recommendation”), which Absolute Board Recommendation has not been withdrawn, rescinded or modified as of the date of this Agreement. The Absolute Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(j)

Qualification to do Business. Except as set forth in Schedule 3.1(j) of the Absolute Disclosure Letter, Absolute and each of its Subsidiaries: (a) has all necessary corporate power, authority, and capacity to carry on its business as it is now being carried on and to own or lease its assets as now owned or leased; and (b) is registered or otherwise qualified to do business in each jurisdiction where such qualification is necessary due to its activities, in each case except where such failure would not have a Material Adverse Effect.

(k)	Financial Statements.

(i)

The Financial Statements have been prepared in accordance with IFRS, consistently applied throughout the period referred to therein (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments). The balance sheets contained in the Financial Statements (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments) fairly present, in all material respects, the financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of Absolute and the Subsidiaries on a consolidated basis as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present (except as may be indicated in the notes thereto or, in the case of any unaudited financial statements, for footnotes and customary period end adjustments), in all material respects, the results of operations and cash flows of Absolute and the Subsidiaries on a consolidated basis for the periods indicated. As of the date hereof, Absolute does not intend to correct or restate, nor is there any basis for correction or restatement of, any aspect of the Financial Statements.

(ii)

There have been no material changes in accounting methods, policies, or practices of Absolute or any of its Subsidiaries since July 1, 2021 (except, in each case, as described in the notes to the Financial Statements).

(l)

Internal Controls; Disclosure Controls. Except as set forth in Schedule 3.1(l) of the Absolute Disclosure Letter, since July 1, 2022, neither Absolute nor any of its Subsidiaries nor, to the knowledge of Absolute, Absolute’s independent registered public accounting firm, has identified or been made aware of (y) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by Absolute that has not been subsequently remediated; or (z) any fraud that involves Absolute’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Absolute. Absolute has established and maintains, and since July 1, 2021 has maintained, (i) a system of disclosure controls and procedures as required under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable Securities Laws, and (ii) a system of internal control over financial reporting as required under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable Securities Laws.

(m)

Material Licences and Permits. Except as would not have a Material Adverse Effect, (i) Absolute and each of its Subsidiaries, as applicable, lawfully owns, holds or has obtained all Licences and Permits that are required by Law or any applicable Order to operate the business as currently conducted, (ii) Absolute complies with the terms of such Licenses and Permits and such License and Permits are valid and in full force and effect, and (iii) neither Absolute nor its Subsidiaries have received written notice of revocation, suspension, non-renewal, amendment, termination or cancellation of any such License or Permit and no such revocation, suspension, non-renewal, amendment, termination or cancellation is pending or, to the knowledge of Absolute, threatened.

(n)	Material Contracts.

(i)

Schedule 3.1(n) of the Absolute Disclosure Letter lists or identifies all Material Contracts to or by which Absolute or the Subsidiaries of Absolute are bound as of the date hereof. True, correct, and complete (in all material respects) copies of all Material Contracts as of the date hereof have been made available to Purchaser.

(ii)

Neither Absolute nor any of its Subsidiaries nor, to the knowledge of Absolute, any other party to any Material Contract or IP Contract, is in breach or default under any Material Contract or IP Contract, and there has not occurred any event which, with or without the lapse of time or giving of notice or both, would, to the knowledge of Absolute, constitute a breach or default under any Material Contract or IP Contract, or permit or cause the termination or modification thereof or the acceleration or creation of any right or obligation thereunder, in each case except for such breach, default, action or failure to take action that would not have a Material Adverse Effect.

(iii)

Each Material Contract and IP Contract is enforceable by Absolute or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Limitations, in each case except as would not have a Material Adverse Effect.

(iv)

Since July 1, 2021, neither Absolute nor any of its Subsidiaries have received a written notice that any party to a Material Contract or IP Contract intends to cancel, terminate or otherwise modify in a prejudicial manner or not to renew its relationship with Absolute or any of its Subsidiaries, and, to the knowledge of Absolute, no such action is pending or has been threatened, in each case except for cancellations, terminations or other modifications that would not have a Material Adverse Effect.

(o)

No Undisclosed Liabilities. Except as disclosed in Schedule 3.1(o) of the Absolute Disclosure Letter, neither Absolute nor any of its Subsidiaries have any liabilities, other than liabilities (i) not required to be reflected or reserved on a balance sheet (or the notes or footnotes thereto) prepared in accordance with IFRS; (ii) reflected or reserved in the Financial Statements included in the Absolute Public Documents as of the date hereof (including the notes or thereto); (iii) incurred in the ordinary course of business since December 31, 2022; (iv) arising pursuant to or incurred as permitted or contemplated by this Agreement or incurred in connection with the transactions contemplated by this Agreement; and (v) that would not have a Material Adverse Effect.

(p)	Leased Premises; No Owned Real Property.

(i)

Schedule 3.1(p)(i) of the Absolute Disclosure Letter sets forth a list of each material Premises Lease, and except as would not have a Material Adverse Effect, (A) each such Premises Lease is valid and subsisting, in full force and effect, unamended by any oral or written agreement that could interfere with the use of any such Premises Lease as currently used, (B) Absolute is entitled to the full benefit and advantage of each Premises Lease in accordance with its terms, (C) to the knowledge of Absolute, each such Premises Lease is in good standing and there has not been any default by any party under any such Premises Lease nor is there any dispute between Absolute and any landlord or tenant under any such Premises Lease, and (D) none of the material Premises Leases has been assigned by Absolute in favour of any Person.

(ii)	Neither Absolute nor any of its Subsidiaries owns any real property.

(q)	Intellectual Property.

(i)

Schedule 3.1(q)(i) of the Absolute Disclosure Letter lists all material Absolute Intellectual Property that is a trademark, patent, or copyright that is the subject of a registration (or application for registration), with any Governmental Authority (“Absolute Registered Intellectual Property”).

(ii)

Other than as set forth on Schedule 3.1(q)(ii) of the Absolute Disclosure Letter, no action, suit, proceeding, arbitration, investigation, charge, complaint, claim, or demand that has been initiated by written notice, is pending or, to the knowledge of Absolute, is threatened, that challenges the validity, ownership or enforceability of the Absolute Intellectual Property other than ordinary course proceedings before the applicable offices for registration thereof, and except as would not be material to Absolute and its Subsidiaries, taken as a whole. Except as set out in Schedule 3.1(q)(ii) of the Absolute Disclosure Letter, each item of Absolute Registered Intellectual Property (A) has not, in the one (1) year period prior to the date hereof, been abandoned or cancelled, except in the ordinary exercise of Absolute’s business discretion, (B) has been maintained effective by all requisite filings, renewals and payments, except in the ordinary exercise of Absolute’s business discretion, and (C) is, to the knowledge of Absolute, not invalid or unenforceable. Absolute or its Subsidiaries has good and valid right or title to the Absolute Intellectual Property free and clear of any Liens (other than Permitted Liens) in all material respects.

(iii)

Schedule 3.1(q)(iii) of the Absolute Disclosure Letter sets forth a list of Contracts to which Absolute or its Subsidiaries is a party, and that is in effect as of the date hereof: (A) with respect to material Absolute Intellectual Property that Absolute or any of its Subsidiaries licensed or transferred to any third Person (other than any non-disclosure, customer, OEM, reseller and distribution agreements entered into in the ordinary course of business, and other Standard Licenses); and (B) pursuant to which a third Person has licensed or transferred any material Intellectual Property to Absolute or any of its Subsidiaries (other than any Standard Licenses) and which Absolute has integrated into any of its products, in each case (A) and (B), which licenses are material to Absolute and its Subsidiaries taken as a whole. All such Contracts are collectively referred to as “IP Contracts”. Except as would not have a Material Adverse Effect, the consummation of the Arrangement will not under any IP Contract result: (x) in the termination of or reduction of rights received under any material license of Intellectual Property to Absolute or its Subsidiaries by a third Person; or (y) the granting by Absolute or its Subsidiaries of any license or rights to any material Absolute Intellectual Property.

(iv)

To the knowledge of Absolute, no member of the Absolute Group, nor the use of any of their respective products or services, has over the past three (3) years infringed, misappropriated or violated and is not infringing, misappropriating, or violating the Intellectual Property of any third Person, in any material respect. To the knowledge of Absolute, except as set out in Schedule 3.1(q)(iv) of the Absolute Disclosure Letter, in the last three (3) years, (A) no claim has been asserted or threatened that any member of the Absolute Group, or the use of any of their respective products or services, has infringed, misappropriated, or violated the Intellectual Property of any third Person (including any invitation to license or request or demand to refrain from using any Intellectual Property of any third party), which claim has not been handled and resolved by legal in the ordinary course of business or otherwise remains unresolved; and (B) no member of the Absolute Group has brought any claim or sent any notice alleging any infringement, misappropriation or violation of Absolute Intellectual Property to any third Person, in each case except any such claims, that would not have a Material Adverse Effect.

(v)	To the knowledge of Absolute, in the last three (3) years, no third Person has infringed, misappropriated, or otherwise violated the Absolute Intellectual Property in any material respect.

(vi)

Absolute and its Subsidiaries have taken reasonable steps, in all material respects, to protect, preserve and maintain its rights in the Absolute Intellectual Property and in respect of confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to Absolute and its Subsidiaries, including requiring employees, consultants and contractors to enter into non-disclosure and intellectual property assignment agreements, in each case to the extent that such employees, consultants or contractors have created, worked on or have developed any material Absolute Intellectual Property, and except where any failure to obtain such agreements would not be material to Absolute and its Subsidiaries taken as a whole. Except as set out in Schedule 3.1(q)(vi) of the Absolute Disclosure Letter, to the knowledge of Absolute, there has been no unauthorized disclosure of any trade secrets or other material proprietary information of Absolute or its Subsidiaries, in the last three (3) years.

(vii)

To the knowledge of Absolute, no member of the Absolute Group has received any government funding that grants ownership rights in any material Absolute Intellectual Property to any Governmental Authority or that imposes any material restrictions or obligations that are still in effect in respect of Absolute’s exploitation, use, assigning, licensing or any other disposition or grant of interest in any material Absolute Intellectual Property.

(r)	Data Security and Privacy Requirements.

(i)	Absolute and its Subsidiaries have complied with, and are in compliance with, in all material respects, all applicable Data Security and Privacy Requirements.

(ii)

Absolute and its Subsidiaries have undertaken commercially reasonable due diligence in respect of any and all third party processors, outsourcers, and service providers they have retained to Process Personal Information on their behalf and have, to the extent required by Data Security and Privacy Requirements, contractually obligated all such parties to: (A) comply with applicable Data Security and Privacy Laws; and (B) take reasonable steps designed to protect the security, confidentiality, integrity, and availability of Personal Information Processed by such third party.

(iii)

Neither Absolute nor any of its Subsidiaries have been subject to any Order or Legal Proceeding alleging non-compliance with any Data Security and Privacy Requirements. To the knowledge of Absolute, no such proceeding is threatened against Absolute or any of its Subsidiaries, and neither Absolute nor any of its Subsidiaries are aware of any facts or circumstances that would reasonably be expected to give rise to any such Order or of any such proceeding. Except as would not reasonably be expected to have a Material Adverse Effect, neither Absolute nor any of its Subsidiaries have received any written complaint alleging a violation of any Data Security and Privacy Requirement.

(iv)

Except as would not have a Material Adverse Effect, since January 1, 2021, neither Absolute nor any of its Subsidiaries have (A) suffered, discovered or been notified of a Security Breach; or (B) notified (whether as required under any applicable Data Security and Privacy Requirement, or on its own volition) any affected Person (including any Governmental Authority) of any Security Breach.

(v)

The (A) Processing of Personal Information in connection with the transactions contemplated by this Agreement, (B) execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby and thereby, and (C) consummation of the transactions contemplated hereby and thereby will comply, in all material respects, with all applicable Data Security and Privacy Requirements.

(vi)

Absolute and its Subsidiaries have implemented and maintained commercially reasonable information security programs which are designed to: (A) comply in all material respects with all Data Security and Privacy Requirements; (B) monitor and protect Personal Information and information technology assets against Security Breaches; (C) implement, monitor, and maintain appropriate, adequate and effective administrative, organizational, technical, and physical safeguards to control the risks described above in (B); and (D) maintain incident response and notification procedures in material compliance with applicable Data Security and Privacy Requirements, including procedures in relation to Security Breaches.

(vii)

Absolute and its Subsidiaries have performed security risk assessments no less frequently than annually for the past 2 years that meets (A) if applicable, the PCI DSS; and (B) any requirements to perform security assessments under any Data Security and Privacy Requirements. Absolute and its Subsidiaries have addressed and fully remediated all material threats and deficiencies identified in each such security risk assessment.

(viii)

Absolute and its Subsidiaries are, and have been, in compliance in all material respects with any obligations under HIPAA to which they are subject by functioning as a Business Associate. Absolute and its Subsidiaries have entered into “Business Associate” and “Subcontractor Business Associate” agreements as such terms are defined under HIPAA when required by HIPAA. Absolute and its Subsidiaries are in material compliance with the terms of all “Business Associate” and “Subcontractor Business Associate” agreements, and, to the knowledge of Absolute, no such contractor or subcontractor has breached any such Business Associate Agreement or Subcontractor Business Associate Agreement with Absolute or its Subsidiaries. Except as would not have a Material Adverse Effect, since January 1, 2021, Absolute and its Subsidiaries have not been subject to a “Breach” as such term is defined at 45 C.F.R. § 164.402. Absolute and its Subsidiaries have completed a security “risk analysis” (as required by 45 C.F.R. § 164.308(a)(1)(ii)(A)) at least once every 12 months since the requirement to perform such a security risk analysis first became applicable to it.

(s)	Software and Technology.

(i)

To the knowledge of Absolute, Absolute has not incorporated any Software that is subject to any Copyleft License into any Absolute Software, and no Absolute Software is derived from, or used or distributed with any Software that is subject to any Copyleft License, in each case, in a manner that would have a Copyleft Effect on any Absolute Software that Absolute intended to maintain as confidential and proprietary, and except as would not otherwise be material to Absolute and its Subsidiaries taken as a whole.

(ii)

Except as set forth in Schedule 3.1(s)(ii) of the Absolute Disclosure Letter, to the knowledge of Absolute, the source code of the Absolute Software (A) has not been disclosed or provided by either Absolute or its Subsidiaries to any Person except to Employees and consultants who have had a need to have such information and who are also subject to appropriate obligations of confidentiality; and (B) has not been deposited in escrow or entered into any similar arrangement under which source code may be released to any Person upon the happening of certain events or conditions, in each case, except as would not material to Absolute and its Subsidiaries taken as a whole.

(t)

Brokers. Except as set forth in Schedule 3.1(t) of the Absolute Disclosure Letter pursuant to engagement letters copies of which have been disclosed to the Purchaser, none of Absolute, any of its Subsidiaries or any of their respective officers, directors or Employees has employed any broker, finder or other intermediary or incurred any liability for any brokerage fees, commissions, finder’s fees or other payment in connection with the transactions contemplated by this Agreement.

(u)

Reporting Issuer Status. As of the date hereof, Absolute is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces and Territories of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. Absolute has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any jurisdiction of Canada nor has Absolute received notification from any Securities Authority seeking to revoke the reporting issuer status of Absolute. The Absolute Shares are registered under Section 12 of the Exchange Act. Absolute is in compliance in all material respects with applicable Securities Laws. Absolute is not subject to any continuous or periodic or other disclosure requirements under the securities laws of any jurisdiction other than the provinces of Canada and the United States. No Legal Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of Absolute is in effect or has been threatened or, to the knowledge of Absolute, is pending or is expected to be implemented or undertaken. Absolute is not and has not, and is not required to be and has not been required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940. Absolute is in compliance in all material respects with all applicable effective provisions of the United States Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith and the applicable listing and governance rules and regulations of Nasdaq. Absolute is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act. Absolute has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.

(v)	Stock Exchange Compliance. Absolute is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and Nasdaq.

(w)

Public Filings. The documents and information comprising the Absolute Public Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, and did not contain any misrepresentation. Absolute has not filed any confidential material change report that as of the date hereof remains confidential. As of the date hereof, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Absolute Public Documents, and, to the knowledge of Absolute, none of the Absolute Public Documents are subject to ongoing review or investigation by any Securities Authority or TSX or Nasdaq and no amendments or modifications to the Absolute Public Documents are required to be filed with, or furnished to, the any Securities Authority. No Subsidiary of Absolute is required to file or furnish any form, report or other document with the SEC.

(x)

Compliance with Laws. Absolute and of each of its Subsidiaries is, and has been since July 1, 2021, in compliance with all applicable Laws and Orders that are applicable to Absolute and its Subsidiaries or the operation of the business of Absolute and its Subsidiaries, except where noncompliance would not have a Material Adverse Effect.

(y)	Compliance with Anti-Corruption/Money Laundering Laws/Global Trade Laws.

(i)

Except as would not have a Material Adverse Effect, since July 1, 2020, neither Absolute nor any of its Subsidiaries, nor, to the knowledge of Absolute, any director, officer, agent or Employee of Absolute or its Subsidiaries (acting in their capacity as such) has taken any action, directly or knowingly indirectly, that would constitute a violation by such persons of any applicable anti-corruption Law, including the Corruption of Foreign Public Officials Act (Canada), the anti-bribery and corruption provisions of the Criminal Code of Canada, the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act or any applicable Law of similar effect (collectively, “Anti-Corruption Laws”) in countries where Absolute and its Subsidiaries conduct its business, including making use of the mail or any means or instrumentality of interstate or international commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any foreign official or any foreign political party or official thereof of any candidate for foreign political office, including for the purpose of obtaining or retaining an improper business advantage, or improperly directing business to any other person or entity, on behalf of Absolute or its Subsidiaries. Neither Absolute nor any of its Subsidiaries is, or since July 1, 2020 has been, subject to any actual, pending or, to the knowledge of Absolute, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Absolute or any of its Subsidiaries in any way relating to such applicable Anti-Corruption Laws, in each case, except as would not have a Material Adverse Effect.

(ii)

Since July 1, 2020, the operations of Absolute and each of its Subsidiaries have been conducted in compliance with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws (“Money Laundering Laws”), except where such non-compliance would not have a Material Adverse Effect. Neither Absolute nor any of its Subsidiaries has received any notice alleging that Absolute, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws which would have a Material Adverse Effect.

(iii)

Since July 1, 2020, neither Absolute nor any of its Subsidiaries, nor, to the knowledge of Absolute, any director, officer, agent or Employee of Absolute or its Subsidiaries (acting in their capacity as such) is or has been a Restricted Party, has engaged in any dealings or transactions (directly or knowingly indirectly) with or for the benefit of any Restricted Party, or has otherwise materially violated any Global Trade Law.

(z)	Legal Proceedings; Orders.

(i)

Except as set forth and described in Schedule 3.1(z)(i) of the Absolute Disclosure Letter, there is no, and in the past three (3) years there has been no, Legal Proceeding pending, or to the knowledge of Absolute, threatened in writing against or relating to Absolute, any of its Subsidiaries, the business of Absolute or any of its Subsidiaries or affecting any of their respective current or former properties or assets that would have a Material Adverse Effect; or

(ii)

Except as set forth and described in Schedule 3.1(z)(ii) of the Absolute Disclosure Letter, neither Absolute nor any of its Subsidiaries is subject to any Order or, to the knowledge of Absolute, audit or investigation, in each case which would have a Material Adverse Effect or that would reasonably be expected to prevent or materially delay the consummation of the Arrangement or the ability of Absolute to fully perform its covenants and obligations pursuant to this Agreement.

(aa)

Insurance. The Absolute Group holds all material policies of insurance covering the Absolute Group that is customarily carried by Persons conducting business similar to that of the Absolute Group. All such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Material Adverse Effect.

(bb)	Employment Matters.

(i)

Except as set out in Schedule 3.1(bb)(i) of the Absolute Disclosure Letter, no member of the Absolute Group is a party to or bound by, either directly or by operation of applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union (each, a “CBA”) in respect of or affecting Employees or independent contractors. No member of the Absolute Group is currently engaged in any labour negotiation (including any negotiations with respect to any CBA), nor, to the knowledge of Absolute, is Absolute subject to any Union organization effort. No Employee is represented by a Union. No notice, consent or consultation obligations with respect to any Employees, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as would not have a Material Adverse Effect, there is no, and for the past three (3) years there has been no, material labor grievance or arbitration proceeding or strike, handbilling, picketing, demand or petition for recognition, work slow-down, stoppage or other labor dispute pending or, to the knowledge of Absolute, threatened against or affecting Absolute or its Subsidiaries.

(ii)

Schedule 3.1(bb)(ii) of the Absolute Disclosure Letter sets forth a true, complete, up-to-date and accurate list of all forms of standard employment agreements (including offer letters), and individual independent contractor agreements and notes any material variations from the standard form of agreement for specific employees.

(iii)

Except as set out in Schedule 3.1(bb)(iii) of the Absolute Disclosure Letter, there are no, and in the past three (3) years there have been no material, Legal Proceedings pending, or to the knowledge of Absolute, threatened on behalf of or against Absolute or any of its Subsidiaries concerning employment-related matters or relating to current or former employees, applicants or independent contractors of Absolute or any of its Subsidiaries.

(iv)

Except as would not have a Material Adverse Effect, Absolute and its Subsidiaries are being, and have been for the past three (3) years, operated in compliance with all applicable Laws relating to employment, including employment standards, occupational health and safety, sexual harassment, or other harassment, immigration, human rights, labour relations, immigration, workers’ compensation, pay equity, wages, hours of work, overtime, employee and independent contractors classification and compensation and employment equity.

(v)

No current (or within the past three (3) years, any former) executive officer or other current employee at the level of Vice President or above of any member of the Absolute Group has been the subject of any allegations of sexual or other type of harassment, assault, discrimination or similar misconduct during his or her tenure at Absolute or its applicable Subsidiary.

(vi)

Except as would not have a Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither Absolute nor any of its Subsidiaries has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of Absolute, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(vii)

Except as would not have a Material Adverse Effect, Absolute has not, within the past three (3) years, been alleged to have engaged in any material unfair labour practice nor is there any pending or to the knowledge of Absolute, threatened complaint in writing regarding any alleged unfair labour practice.

(viii)

Except as set out in Schedule 3.1(bb)(viii) of the Absolute Disclosure Letter, Absolute has not paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person as a result of the transactions contemplated by this Agreement.

(ix)

Except as set out in Schedule 3.1(bb)(ix) of the Absolute Disclosure Letter, no member of the Absolute Group has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the ordinary course of business) as a result of the transactions contemplated by this Agreement.

(x)

In the past three (3) years, no member of the Absolute Group has implemented any layoffs affecting, placed on unpaid leave or furlough, or materially reduced the hours or weekly pay of, twenty-five (25) or more employees.

(cc)	Employee Plans.

(i)

Schedule 3.1(cc)(i) of the Absolute Disclosure Letter sets forth a true, complete, up-to-date and accurate list of all (A) “employee benefit plans” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA); and (B) employee benefit, welfare, bonus or other cash incentive, transaction, stay, retention or change in control bonus, commission, pension, profit sharing, executive compensation, employment agreements (including offer letters), individual independent contractor agreements (provided, however, that in the case of employment agreements, offer letters and individual independent contractor agreements, to the extent there exists a form of agreement or arrangement, the Company shall be required to set forth on Schedule 3.1(cc)(i) of the Absolute Disclosure Letter only the forms of such agreements or arrangements and any individual agreements or arrangements that materially deviate from such forms) current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock ownership, stock option, stock appreciation, restricted stock, restricted stock unit, performance stock unit, stock ownership, tax indemnity or tax gross-up, phantom stock, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, fringe benefit, vacation or paid time off, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether funded or unfunded, registered or unregistered, insured or self-insured) plan, program, agreement, policy or arrangement, and every other written or oral benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Absolute or any Affiliate of Absolute or to which Absolute or any Affiliate of Absolute has any liability (contingent or otherwise), in each case, for the benefit of the Employees or former Employees, officers, directors, individual independent contractors or individual service providers and their respective dependants and/or beneficiaries (collectively the “Employee Plans”), and Absolute has made available to the Purchaser, with respect to each of the material Employee Plans, (A) current and complete copies of all material plan documents together with all related material documentation, including all amendments thereto and, if the Employee Plan has not been reduced to writing, a written summary of all material plan terms, (B) the most recent annual report on Form 5500 filed with the Internal Revenue Service or similar report required to be filed with any Governmental Authority, (C) copies of any trust agreement, custodial agreements, insurance policies, administrative agreements, advisory agreements, group annuity contracts or other material Contracts, (D) the most recent actuarial report, (E) the most recent summary plan description, (F) the most recent determination or opinion letters from the Internal Revenue Service with respect to any of the Employee Plans intended to be qualified under Section 401(a) of the Code, (G) results of compliance testing, including non-discrimination testing for each of the last three (3) years and a written summary of any related corrections, and (H) any non-routine notices or letters from, or other correspondence with, any Governmental Authority related to such Employee Plan within the last six (6) years.

(ii)

All of the Employee Plans have been established, registered, qualified, funded, invested and administered in all material respects in accordance with, and are in good standing under, all Applicable Benefits Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of Absolute, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan or material liability to Absolute or its Affiliates. All required contributions, distributions, and premiums under each Employee Plan for any period ending on or before the Effective Time that are not yet due have been made or properly accrued, to the extent required to be accrued under U.S. GAAP. With respect to each Employee Plan, no prohibited transaction (as defined in Section 4975 of the Code and Section 406 of ERISA) has occurred for which no exemption exists under Section 408 of ERISA or Section 4975 of the Code and which would reasonably be expected to subject Absolute or its Subsidiaries or any of its employees, directors, officers or agents to a material Tax or other material liability (contingent or otherwise).

(iii)

Absolute has never sponsored, administered, contributed to or been obligated to contribute to a “registered pension plan”, a “deferred profit sharing plan (DPSP)”, a “retirement compensation arrangement”, an “employee life and health trust”, an “employee trust” or an “employee profit sharing plan (EPSP)” as each of those terms is defined in the Tax Act, and none of Absolute or its ERISA Affiliates has within the past six (6) years maintained, sponsored, participated in, contributed (or been required to contribute) to, or has or has had any liability (contingent or otherwise) with respect to, and no Employee Plan is, (A) a “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA), (B) a “multiple employer plan” (as defined in Section 4063, Section 4064 of ERISA, or Section 413(c) of the Code), (C) a multiple employer welfare arrangement as defined in Section 3(4) of ERISA, or (D) a plan that is subject to Section 412 of the Code or Title IV of ERISA.

(iv)

All of the material obligations of Absolute or any of its Affiliates regarding the Employee Plans have been satisfied and, to the knowledge of Absolute, there are no outstanding defaults or violations by any party thereto and no Taxes, penalties or fees are owing or outstanding under any of the Employee Plans other than in the ordinary course of business.

(v)

There are no material Legal Proceedings pending, or to the knowledge of Absolute, threatened on behalf of or against any Employee Plan, nor any related trust or other funding medium thereunder, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. There is no, nor has there been in the last six (6) years, any material administrative investigation, audit, voluntary compliance, government-sponsored amnesty, self-correction or similar program or other administrative proceeding by any Governmental Authority pending, in progress or, to the Knowledge of Absolute, threatened and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(vi)

No Employee Plan provides or promises health and welfare benefits with respect to any current Employee or former employee beyond his or her retirement or other termination of service (including pursuant to individual contracts of employment or severance), except to the minimum extent required by applicable employment standards legislation (including, for the avoidance of doubt, to comply with Section 4980B of the Code or the U.S. state equivalent).

(vii)

Each Employee Plan maintained outside of the United States or Canada (each, a “Local Plan”) (A) has been maintained operated and funded in all material respects accordance with applicable Law (including applicable Tax withholding and reporting requirements and applicable legal filings), (B) if it is intended to qualify for special tax treatment, has met all material requirements for such treatment, and (B) if it is intended to be funded and/or book-reserved, is funded and/or book reserved in all material respects, as required, based upon reasonable actuarial assumptions. Except as set forth on Section 3.1(cc)(vii) of the Absolute Disclosure Letter, there is no Local Plan that is a defined benefit plan or multiemployer plan.

(viii)

Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) is and has at all times been in compliance in all material respects in form and operation with the applicable requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder.

(ix)

Except as disclosed in Schedule 3.1(cc)(ix) of the Absolute Disclosure Letter, the execution of this Agreement and the completion of the transactions contemplated hereby will not constitute (either alone or together with any other event) (A) an event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) or benefit to become due or payable, (B) an acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, (C) an increase in the amount or value of any benefits or obligation to fund benefits with respect to any Employee or former employee, director, individual independent contractor or other individual service provider of Absolute or any of its Subsidiaries, (D) limit or restrict the right to merge, amend, terminate or transfer the assets of any material Employee Plan on or following the Effective Time, (E) otherwise give rise to any material liability (contingent or otherwise) under any Employee Plan, or (F) result in any payment or benefit made by Absolute or any of its Subsidiaries to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Absolute nor any of its Subsidiaries has any gross-up or indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code or otherwise.

(dd)

Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no material Contracts or transactions between Absolute and its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any Subsidiary of Absolute, on the other hand.

(ee)	Tax Matters.

(i)

Except as would not have a Material Adverse Effect, each of Absolute and its Subsidiaries has duly and in a timely manner made or prepared all income and other material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all income and other material Tax Returns required to be filed by it with the appropriate Governmental Authority, such Tax Returns were complete and correct in all material respects and each of Absolute and its Subsidiaries has timely paid all material Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it and each of Absolute and its Subsidiaries has in all material respects provided adequate accruals in accordance with IFRS in the Financial Statements for any Taxes for the period covered by such Financial Statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, each of Absolute and its Subsidiaries has made adequate provisions in accordance with IFRS in its books and records for any Taxes accruing in the ordinary course of business in respect of any period which has ended subsequent to the period covered by such Financial Statements.

(ii)

Each of Absolute and its Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such Taxes or other amounts required by Law to be remitted by it.

(iii)

Each of Absolute and its Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial Taxes and state and local Taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority such amounts required by Law to be remitted by it.

(iv)

Except as disclosed in Schedule 3.1(ee)(iv) of the Absolute Disclosure Letter, no audits, examinations, or other proceedings with respect to any material amounts of Taxes of Absolute and its Subsidiaries have been asserted or proposed in writing (or are, to the knowledge of Absolute, in progress) without subsequently being paid, settled or withdrawn. Any material deficiency, assessment or reassessment resulting from any completed audit, examination, other proceedings, or concluded litigation relating to Taxes by any Governmental Authority has been timely paid. Neither Absolute nor any of its Subsidiaries is involved in any dispute with or any non-routine investigation or audit by any Governmental Authority in respect of any material Tax matter or any income or other material Tax Return of such Person. Absolute and its Subsidiaries has never been engaged (nor have they been treated as having been engaged due to their status as a partner in a partnership or member of a limited liability company treated as a partnership for U.S. federal income tax purposes) in a trade or business in any country other than the country in which they are formed or organized. No written claim has ever been made by a Governmental Authority in a jurisdiction where Absolute or any of its Subsidiaries does not file Tax Returns that Absolute or any of its Subsidiaries is or may be subject to material amounts of tax, or required to file any Tax Return, in that jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged).

(v)

Neither Absolute nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any other similar provision of applicable non-U.S. Law).

(vi)

Neither Absolute nor any of its Subsidiaries (A) has any liability for the Taxes of any Person (other than Absolute or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of U.S. state or local Law or non-U.S. Law, or as a transferee or successor, (B) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts entered into in the ordinary course of business that are not primarily related to Tax or any agreements among or between only Absolute and/or any of its Subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(vii)

Neither Absolute nor any of its Subsidiaries will be required to include any material items of income in, or exclude any material items of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) entered into before the Closing, (ii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) entered into prior to the Closing, (iii) any installment sale or open transaction made prior to the Closing, or (iv) any prepaid amount received prior to the Closing outside the ordinary course of business.

(viii)

Neither Absolute nor any of its Subsidiaries is required to make any adjustment pursuant to Section 481(a) of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) by reason of any change in any accounting methods, nor will Absolute or any of its Subsidiaries be required to make such an adjustment as a result of the transactions contemplated by this Agreement, and there is no application pending with any Governmental Authority requesting permission for any changes in any of accounting methods of Absolute or any of its Subsidiaries for Tax purposes.

(ix)

Since July 1, 2022, neither Absolute nor any of its Subsidiaries has (i) made, changed, or rescinded any material Tax election, (ii) settled or compromised any audit, claim, assessment, reassessment, dispute, proceeding, investigation, liability, Legal Proceeding or controversy relating to a material amount of Taxes, (iii) filed any amendment to a material Tax Return, (iv) consented to a material extension or waiver of the limitation period applicable to any material Tax matter, (v) entered into or materially changed any material Tax sharing agreement, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Absolute or its Subsidiaries, (vi) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) made a request for a material Tax ruling to any Governmental Authority, or (viii) materially amended or changed any of its methods for reporting income, deductions or accounting for income Tax purposes.

(x)

Neither Absolute nor any of its Subsidiaries has (a) made any election to defer any payroll Taxes under the CARES Act, (b) taken, claimed, or applied for material amounts of an employee retention tax credit under the CARES Act, or (c) taken out or sought any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

(xi)

No U.S. Subsidiary of Absolute that is treated as a U.S. corporation for U.S. federal income Tax purposes has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

(xii)

The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Absolute and any Person that is not resident in Canada and not dealing at arm’s length with it for purposes of the Tax Act do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act. All payments by, to or among Absolute and its Subsidiaries comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority (including pursuant to Section 482 of the Code or any similar provision of non-U.S. Law), including the contemporaneous documentation requirements thereof.

(xiii)

Neither Absolute nor any of its Subsidiaries which is a non-U.S. corporation for U.S. federal income tax purposes is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code. Absolute has not previously recognized or will recognize a material amount of “subpart F income” or “global low-taxed intangible income” as defined in Code Sections 952 or 951(A)(b)(1), respectively. Neither Absolute nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise an office or a fixed place of business in a country other than a country in which it is organized. As of the Effective Date, neither Absolute nor any non-U.S. Subsidiary of Absolute will hold any assets that constitute United States property within the meaning of Section 956 of the Code, other than Absolute’s ownership of the stock of Absolute Software, Inc.

(xiv)

Absolute, Absolute Software, Inc. and Mobile Sonic, Inc. are each classified as a corporation for U.S. federal income tax purposes. No entity classification election in the United States has ever been filed for any non-U.S. Subsidiary of Absolute.

(xv)

Neither Absolute nor any of its Subsidiaries has applied for nor received any amount under the Government of Canada’s Canadian Emergency Wage Subsidy (CEWS) or Canadian Emergency Rent Subsidy (CERS) or any comparable programs of any other Governmental Authority to which they were not entitled.

(xvi)

In the last 60 months, the Absolute Shares have not at any time, directly or indirectly, derived more than 50% of their value from one or any combination of (A) real or immovable property situated in Canada; (B) Canadian resource properties; (C) timber resource properties; or (D) options or interests in respect of the above properties; all as defined in the Tax Act.

(xvii)

The aggregate non-capital losses (as defined in the Tax Act and the relevant provincial legislation) by Absolute and/or its Subsidiaries and shown on Absolute’s and/or its Subsidiaries’ tax returns are not subject to limitations under subsection 111(5) of the Tax Act and any equivalent provision of relevant provincial legislation.

(xviii)

All scientific research and development investment tax credits (“ITCs”) were claimed by Absolute and/or its Subsidiaries in accordance with the Tax Act and the relevant provincial legislation and Absolute and/or its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such ITCs. All refunds of ITCs received or receivable by Absolute and/or its Subsidiaries in any financial year were claimed in accordance with the Tax Act and the relevant provincial legislation and Absolute and/or its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

(xix)

Absolute and each of its Subsidiaries have not, and have never been deemed to have for purposes of the Tax Act and any applicable provincial tax legislation, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom they do not deal at arm’s length within the meaning of the Tax Act.

(xx)

Neither Absolute nor any of its Subsidiaries have at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of its share capital) which could have resulted in the application of sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any equivalent provisions of applicable provincial tax legislation.

(xxi)	For the purposes of the Tax Act Absolute is not a non-resident of Canada.

(ff)	No Material Adverse Effect. Except as set out in Schedule 3.1(ff) of the Absolute Disclosure Letter, since December 31, 2022, there has been no Material Adverse Effect.

(gg)

Absence of Certain Changes or Events. Except as set out in Schedule 3.1(gg) of the Absolute Disclosure Letter, since December 31, 2022, Absolute has carried on its business in the ordinary course of business.

(hh)

No “Collateral Benefit”. Except as set out in Schedule 3.1(hh) of the Absolute Disclosure Letter, to the knowledge of Absolute, no related party of Absolute (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the Absolute Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(ii)

TID U.S. Business. Neither Absolute nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops any “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), except to the extent that Absolute or any of its Subsidiaries may produce, design, test, manufacture, fabricate, or develop one or more critical technologies that are eligible for export, reexport, or transfer (in country) pursuant to License Exception ENC of the Export Administration Regulations (as codified at 15 C.F.R. Part 740.17) and eligible for the exemption described in 31 C.F.R. Part 800.401(e)(6). Neither Absolute nor any of its Subsidiaries collects or maintains, directly or indirectly, any “sensitive personal data” or owns, operates, supplies, services, or manufactures any “covered investment critical infrastructure,” within the meaning of the DPA.

(jj)

Acknowledgement by Absolute. Absolute is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 4.1. Such representations and warranties by Purchaser constitute the sole and exclusive representations and warranties of Purchaser in connection with the Arrangement and the transactions contemplated by this Agreement, and Absolute understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties

The Purchaser hereby represents and warrants to Absolute as follows, and acknowledges that Absolute is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Existence; Power and Authority. The Purchaser is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Purchaser has all the requisite power and authority to conduct its business as now conducted, and to own, lease and operate its assets, and has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(b)

Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and all other agreements and instruments to be executed by Absolute as contemplated herein and the completion of the transactions contemplated hereby and thereby.

(c)

Governmental Authorization. The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated under this Agreement do not require any Permit or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than: (i) the Interim Order and the Final Order; (ii) filings with the Registrar; (iii) filings and approvals required by the TSX and Nasdaq; (iv) customary filings with the Securities Authorities; (v) Regulatory Approvals, including any filings required under the HSR Act and the matters set forth on set forth in Schedule D, and (vi) such Permits, actions, filings, or notifications, in each case, the failure to make, obtain or receive would not prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(d)

No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser and the completion (assuming the Absolute Shareholder Approval and approval of the Arrangement by the Court) of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition (or a combination thereof)) result in or constitute any of the following:

(i)	a contravention, conflict with, or violation, breach or default or conflict with any provision of the notices of articles or articles or similar organizational document of Purchaser;

(ii)

a default, breach or violation or an event that would be a default, breach or violation of any of the terms, or give rise to a right of termination, cancellation or acceleration, or the right to change any right or obligation, or the loss of any benefit to which Absolute or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other similar restriction or limitation), under the conditions or provisions of any material Contract; or

(iii)	the contravention, conflict with or violation or breach of any applicable Law;

except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(e)

Enforceability of Purchaser’s Obligations. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Limitations. There is no Legal Proceeding in progress, pending, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, and there is no Order outstanding against or affecting the Purchaser.

(f)	[Reserved].

(g)	Financing.

(i)

Equity Commitment Letter. As of the date hereof, Purchaser has delivered to Absolute a true, correct and complete copy of the one or more equity commitment letters, dated as of the date hereof (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, or replaced from time to time after the date of this Agreement in compliance with this Agreement, collectively, the “Equity Commitment Letter”), executed by the Equity Financing Sources named therein and pursuant to which the Equity Financing Sources named therein have committed, subject to the terms and conditions thereof, to invest in Purchaser, directly or indirectly, an aggregate cash amount up to the amount set forth therein (such financing, the “Equity Financing”). The Equity Commitment Letter provides that Absolute is an express third party beneficiary thereof in connection with Absolute’s exercise of its rights under Section 10.5.

(ii)

Debt Commitment Letter. As of the date hereof, Purchaser has delivered to Absolute a correct and complete copy of one or more debt commitment letters, dated as of the date hereof (together with the one or more related fee letters, dated as of the date hereof, executed by the Debt Financing Sources named therein (which may be redacted as to fee amounts and other economic or commercially sensitive terms), and together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, or replaced from time to time after the date of this Agreement in compliance with this Agreement, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, collectively, the “Commitment Letters”), executed by the Debt Financing Sources named therein and pursuant to which the Debt Financing Sources named therein have committed, subject to the terms and conditions set forth therein, to provide debt financing to Purchaser in an aggregate amount up to the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, collectively, the “Financing”).

(iii)

No Amendments. As of the date hereof, (i) the Commitment Letters have not been amended or modified; (ii) no such amendment or modification is contemplated by Purchaser or, to the knowledge of Purchaser, any other Person party thereto (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, or other roles as contemplated by the Debt Commitment Letter); and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, other than as set forth in the Commitment Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing contemplated by the Commitment Letters to be funded at the Closing.

(iv)

Sufficiency of Proceeds. The net proceeds of the Financing, when funded in accordance with the Commitment Letters will be, in the aggregate, sufficient to make the payment of all amounts required by this Agreement to be paid by Purchaser at the Closing (including the Consideration at the Effective Time), including to pay all fees and expenses required to be paid by Purchaser at the Closing in connection with the Arrangement and the Financing (the “Required Amount”).

(v)

Validity. As of the date hereof, each of the Commitment Letters is in full force and effect and constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, in each case subject to the Enforceability Limitations. As of the date hereof, (A) no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser pursuant to the Commitment Letters (it being understood that Purchaser is not making any representation or warranty regarding the accuracy of the representations and warranties contained in Article 3, Absolute’s compliance hereunder or the satisfaction of the conditions to Closing set forth in Sections 6.1 and 6.2 hereof, all of which Purchaser shall be entitled to assume for purposes of its representation in this clause (A)), and (B) Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any condition to closing of the Equity Financing or the Debt Financing, as applicable, that is within its control, required to be satisfied by it and contained in the Equity Commitment Letter or the Debt Commitment Letter, as applicable (it being understood that Purchaser is not making any representation or warranty regarding the accuracy of the representations and warranties contained in Article 3, Absolute’s compliance hereunder or the satisfaction of the conditions to Closing set forth in Sections 6.1 and 6.2 hereof, all of which Purchaser shall be entitled to assume for purposes of its representation in this clause (A)). As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other similar fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Commitment Letters.

(vi)

For the avoidance of doubt, the obligations of Purchaser to consummate the transactions contemplated under this Agreement at the Closing are not subject to any conditions regarding Purchaser’s or any other Person’s ability to obtain any financing, including the Financing, for the consummation of the transactions contemplated hereby.

(h)	Legal Proceedings.

(i)

There is no Legal Proceeding pending, or to the knowledge of the Purchaser, threatened in writing against or relating to the Purchaser or its Affiliates, the business of the Purchaser or affecting any of its current or former properties or assets that would reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement; or

(ii)

The Purchaser is not subject to any Order or, to the knowledge of the Purchaser, audit or investigation which would reasonably be expected to prevent or materially delay the Purchaser’s ability to consummate the transaction contemplated by this Agreement.

(i)

Brokers. None of the Purchaser, any of its Affiliates or any of their respective officers, directors or employees has employed any broker, finder or other intermediary or incurred any liability for any brokerage fees, commissions, finder’s fees or other payment in connection with the transactions contemplated by this Agreement.

(j)

Security Ownership. Neither the Purchaser, the Sponsor nor any of their Affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Absolute Shares or any securities that are convertible into or exchangeable or exercisable for Absolute Shares.

(k)	Trade Agreement Investor. The Purchaser is a Canadian or a trade agreement investor within the meaning of the Investment Canada Act.

(l)	Foreign Person. The Purchaser is not a “foreign person” within the meaning of the DPA.

(m)

Guarantee. Concurrently with the execution of this Agreement, Purchaser has delivered to Absolute, the Guarantee. The Guarantee is in full force and effect and is a legal, valid and binding obligation of the Sponsor, except as may be limited by the Enforceability Limitations.

(n)	Acknowledgement by Purchaser.

(i)

Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3.1, including the Absolute Disclosure Letter. Such representations and warranties by Absolute and its Subsidiaries constitute the sole and exclusive representations and warranties of Absolute and its Subsidiaries in connection with the Arrangement and the transactions contemplated by this Agreement, and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Absolute and its Subsidiaries. Without limiting the generality of the foregoing, Purchaser acknowledges that, except as may be expressly provided in Section 3.1, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Purchaser, their Affiliates, any of their respective Representatives or any other Person.

(ii)

In connection with the due diligence investigation of Absolute and its Subsidiaries by Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Absolute and its Subsidiaries and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Absolute and its Subsidiaries and their businesses and operations. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Purchaser will have no claim against Absolute and its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Purchaser hereby acknowledges and agrees that neither Absolute nor its Subsidiaries nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE 5

COVENANTS

5.1	Covenants of Absolute Regarding the Conduct of Business

(a)

Absolute covenants and agrees that, from the date hereof until the earlier of the Effective Date or the date this Agreement shall be terminated in accordance with Article 9 (the “Pre-Closing Period”), except (i) with the prior written consent of Purchaser (which consent not to be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as expressly set forth on Schedule 5.1(a), Absolute shall, and shall cause its Subsidiaries to, (A) conduct its business and operations, taken as a whole, in the ordinary course of business; and, (B) use commercially reasonable efforts to maintain and preserve intact, in all material respects the Absolute Group’s business organization, goodwill, Employees, material business relationships and its material assets.

(b)

Without limiting the generality of Section 5.1(a), except (i) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as expressly set forth on Schedule 5.1(b), during the Pre-Closing Period, Absolute and its Subsidiaries, as applicable, shall not, directly or indirectly:

(i)

except pursuant to the terms of contractual commitments in existence as of the date hereof disclosed on Schedule 5.1(b)(i), issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any shares or other securities of Absolute or any of its Subsidiaries, including any Absolute Shares, Absolute Options, Absolute PSUs, Absolute DSUs, Absolute RSUs, or any warrants, calls, conversion privileges or rights of any kind exercisable or exchangeable for or convertible to acquire Absolute Shares or other securities of Absolute or any of its Subsidiaries, other than pursuant to the exercise of Absolute Options and the vesting and settlement, in accordance with their terms, of Absolute PSUs, Absolute DSUs and Absolute RSUs, in each case outstanding as of the date hereof;

(ii)

sell, pledge, dispose of, mortgage, lease or encumber or agree to sell, pledge, dispose of, mortgage, lease or encumber, or otherwise transfer any assets of Absolute or any of its Subsidiaries (other than Absolute Intellectual Property), or any interest therein, other than sales, dispositions or transfers in the ordinary course of business which have a value of less than $250,000 individually or $1,000,000 in the aggregate;

(iii)	amend or propose to amend, or alter in any way, the articles or other constating documents of Absolute or any of its Subsidiaries, or any terms of their respective securities;

(iv)

split, reverse split, subdivide, consolidate, combine or reclassify, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any Absolute Shares or other securities of Absolute or any of its Subsidiaries or reduce the stated capital of any Absolute Shares or other securities of Absolute or any of its Subsidiaries;

(v)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Absolute Shares or other securities of Absolute or any of its Subsidiaries;

(vi)

reorganize, amalgamate or merge Absolute or any of its Subsidiaries with any other Person or otherwise enter into any agreement, understanding or arrangement with respect to the sale of voting or equity interests of Absolute or any of its Subsidiaries;

(vii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) directly or indirectly, in one transaction or in any series of related transactions, interest in any Person, assets, securities, properties or businesses, or make any investment in any Person either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person, other than (A) any Contract for the sale or procurement of goods or services in the ordinary course of business or (B) acquisitions or investments made in accordance with Absolute’s established policies and practices that are for a price, on a per transaction or series of related transactions basis, not in excess of $250,000 individually or $1,000,000 in the aggregate and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(viii)

enter into any new and substantial line of business or abandon or discontinue any existing material line of business, or enter into any agreement or arrangement that would limit or restrict in any material respect Absolute or any of its Subsidiaries from competing or carrying their businesses;

(ix)

(A) except for indebtedness in the ordinary course of business between Absolute and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, incur, issue, create, assume or otherwise become liable, or redeem or prepay, any indebtedness, or guarantee, endorse or otherwise become responsible for, the material obligations of any other Person, or (B) permit any asset or property (tangible or intangible) of Absolute or any of its Subsidiaries to be subjected to any Lien (other than any Permitted Lien);

(x)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding-up of Absolute or any of its Subsidiaries;

(xi)

enter into, or resolve to enter into, any Contract that has the effect of creating a partnership, limited liability company, or joint venture, in each case, for the sharing of profits and losses (excluding, for avoidance of doubt, intercompany agreements and commercial agreements that do not involve the formation of an entity with any third Person);

(xii)	make any capital expenditures or commitments in excess of $250,000 individually or $1,000,000 in the aggregate;

(xiii)

except as required by applicable Law: (i) make, change or rescind any material Tax election, (ii) settle or compromise any audit, claim, assessment, reassessment, dispute, proceeding, investigation, liability, Legal Proceeding or controversy relating to a material amount of Taxes, (iii) file any amendment to a material Tax Return, (iv) consent to a material extension or waiver of the limitation period applicable to any material Tax matter, (v) enter into or materially change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Absolute or its Subsidiaries, (vi) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) make a request for a material Tax ruling to any Governmental Authority, or (viii) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(xiv)

knowingly take any action or enter into any transaction (other than the transactions contemplated in this Agreement and the Plan of Arrangement) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of Absolute on the date hereof, upon an amalgamation or winding up of Absolute;

(xv)

make any change in accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices except in each case as required by concurrent changes in IFRS;

(xvi)

(A) pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations other than the payment, discharge or satisfaction or claims, liabilities or obligations in an amount not greater than $250,000 individually or $500,000 in the aggregate and that does not impose any material future restrictions or requirements on Absolute or any of its Subsidiaries and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(xvii)

enter into, waive, release, or grant any material right under, transfer, or modify or amend in any material respect and in a manner adverse to Absolute and its Subsidiaries, any Material Contract or IP Contract, except for (i) immaterial modification or amendments in the ordinary course of business; (ii) the entering into of any Contract with suppliers, customers, distributors or other Persons or the granting of non-exclusive licenses of Absolute Intellectual Property, in each case, in the ordinary course or business; or (iii) waiving, releasing, or granting any immaterial rights in the ordinary course of business;

(xviii)

amend any existing or material Permit, or abandon or fail to diligently pursue any application for any required material Permit, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such material Permit;

(xix)

(A) sell, assign, exclusively license, dispose or transfer all or a substantial portion of the Absolute Intellectual Property in a manner materially adverse to Absolute and its Subsidiaries taken as a whole, other than non-exclusive licenses in connection with the sale of products or services entered into in the ordinary course of business or (B) abandon or cease to maintain any material Absolute Registered Intellectual Property;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Absolute to consummate the Arrangement or the other transactions contemplated by this Agreement;

(xxi)

engage in any transaction with any officer, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101) other than to the extent required pursuant to the terms of any written employment contract in effect on the date of this Agreement or any Employee Plan.

(xxii)	fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(xxiii)

increase or decrease the benefits payable or to become payable to its or its Subsidiaries’ directors, materially increase the benefits payable or to become payable to its or its Subsidiaries’ officers or employees, nor increase or decrease the compensation payable to any of its or its Subsidiaries’ employees, officers, directors or consultants, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any material bonuses, salary increases, severance or termination pay to, any of its or its Subsidiaries’ directors, consultants, employees or officers, other than (A) as required pursuant to the terms of any Employee Plan or of agreements already entered into and disclosed on a Schedule hereto or (B) in the ordinary course of business in respect of the compensation of any employee whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxiv)

establish, adopt, enter into, amend modify, terminate or waive any performance or vesting criteria or accelerate vesting, exercisability or funding, under any employee agreement, Employee Plan or other employee compensation or benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Absolute or any Person providing management services to Absolute.

(xxv)	recognize or certify any Union as the bargaining representative for employees, or negotiate, enter into, amend or extend any CBA;

(xxvi)	hire or terminate the employment or service of any employee or consultant whose annual base salary or other annual fixed compensation does not exceed $250,000 after giving effect to such increase;

(xxvii)	implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, twenty-five (25) or more employees;

(xxviii)	make or forgive any loans to any Employee, or officer, director, individual independent contractor or consultant of Absolute or any of its Subsidiaries; or

(xxix)	authorize, agree, resolve or otherwise commit, whether or not in writing to do any of the foregoing.

(c)

Without limiting the provisions of this Agreement, nothing contained in this Agreement is intended to allow Purchaser, directly or indirectly, the right to control or direct the operations of Absolute in violation of any applicable Laws, prior to the transaction closing. Prior to the transaction closing, Absolute shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

5.2	Covenants Relating to the Consummation of the Arrangement

(a)

Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.3 and Section 5.5), each of Purchaser and Absolute shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to expeditiously consummate and make effective, the transactions contemplated by this Agreement (including the Arrangement), including using reasonable best efforts to: (i) cause the conditions to the Arrangement set forth in Article 6 hereof to be satisfied or fulfilled and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law to it or its Subsidiaries with respect to this Agreement or the Arrangement; (ii) defend against any Legal Proceeding challenging this Agreement or the consummation of the Arrangement or the other transactions contemplated by this Agreement (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, obtain the expiration or termination of any applicable waiting periods, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any), and take all steps as may be necessary to obtain any actions or non-actions, waivers, consents, approvals, Orders and authorizations from or expiration or termination of waiting periods, and to avoid an action or proceeding by, any Governmental Authority and any impediment to the consummation of the Arrangement under any applicable Laws (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)

Absolute shall use commercially reasonable efforts to (i) obtain any consents, waivers and approvals, contingent upon the Effective Time, under any Material Contracts, which are required by the terms thereof in connection with consummation of the transactions contemplated hereby; provided, further, each of Purchaser and Absolute acknowledges and agrees that obtaining any such consent, waiver or approval shall not be a condition to the Arrangement; and (ii) assist the Purchaser in obtaining resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Absolute Board and, to the extent requested by the Purchaser in writing no later than ten (10) Business Days prior to the Effective Time, each member of the board of directors of Absolute’s wholly-owned Subsidiaries, and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

5.3	Covenant Relating to Regulatory Approvals.

(a)

Notwithstanding anything else to the contrary in this Agreement, in connection with obtaining the Regulatory Approvals, the Purchaser and Absolute shall co-operate and use their reasonable best efforts to take, or cause to be taken, but in no event later than 10 Business Days from signing, including the preparation of any applications for Regulatory Approvals and other Orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, including filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the Arrangement as required by the HSR Act (which will be made no later than 10 Business Days from signing), required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws.

(b)

Purchaser and Absolute will use reasonable best efforts to comply promptly with any additional requests for information by the FTC or DOJ or by any other Governmental Authority in relation to the Regulatory Approvals related to the filings referred to in Section 5.3(a), including requests for production of documents and production of witnesses for interviews or depositions.

(c)

In furtherance of the foregoing, each of the Purchaser and Absolute agree to use reasonable best efforts to obtain all consents, approvals and waivers under the HSR Act and Regulatory Approvals that may be required by any Governmental Authority or any trade regulation Law that may be asserted by the FTC or the DOJ or any other Governmental Authority so as to enable the consummation of the Agreement to occur expeditiously. Such reasonable best efforts shall not require or include proposing, negotiating, accepting, agreeing to and/or effecting, by consent agreement or otherwise, (i) the sale, assignment, amendment, licence, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, (ii) any behavioural or other remedy or undertaking imposing conditions, restraints, amendments or limitations on the assets, properties, products, businesses, contracts, licences or financing arrangements of either the Purchaser or any of its Affiliates, or Absolute or any of its subsidiaries, or (iii) any other limitation on the conduct of Purchaser or Absolute.

(d)

Prior to the Effective Date, Purchaser shall not and shall cause its Affiliates not to take any action, including to acquire or enter, or publicly announce the intent to acquire or enter, into any agreement to acquire by merging or consolidating with or by purchasing a substantial portion of the assets of or equity in, or by any manner, or announce any acquisition of any company, business or assets, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose a material delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval, declarations or order of a Governmental Authority necessary to consummate transactions contemplated by this Agreement, including any approvals and expiration of waiting periods pursuant to any other applicable Laws or (ii) materially increase the risk of any Governmental Authority entering, threatening to enter or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of transactions contemplated by this Agreement or (iii) otherwise materially delay or materially impede the consummation of transactions contemplated by this Agreement.

(e)

The Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with its preparation of any filing or submission necessary or advisable to obtain the Regulatory Approvals, including (i) keeping each other reasonably informed as to the status of the proceedings related to obtaining such Regulatory Approvals, (ii) providing each other with advanced copies of and reasonable opportunity to comment on all filings, submissions, notices, information, documentation and material correspondence (including emails) submitted to or filed with any Governmental Authority, (iii) considering in good faith reasonable suggestions made by the other Party and their external legal counsel, and (iv) promptly providing to each other copies of all filings, submissions, notices, information, documentation, material correspondence (including emails) and requests received from any Governmental Authority.

(f)

Notwithstanding the obligation in Section 5.3(e), any filings, submissions, notices, information, documentation, material correspondence or requests to be provided pursuant to this Section 5.3 that are, in the reasonable view of the providing Party, commercially or competitively sensitive, may be redacted (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to preserve attorney-client privilege concerns, or may be designated as “outside counsel only,” which materials and the information therein shall be given only to the external legal counsel and/or external experts of the other Party.

(g)

Neither the Purchaser nor Absolute shall engage in any meetings or material discussions (including by video or telephone conferences) with any Governmental Authority in respect of the Regulatory Approvals without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the Governmental Authority, the opportunity for such other Party and/or their external legal counsel to attend and participate.

(h)

Neither Party shall make any filing with a Governmental Authority, extend or consent to any extension of any applicable waiting or review period, or enter into any agreement with a Governmental Authority to delay completion of the transactions contemplated without obtaining the prior written consent of the other Party.

(i)	The Purchaser shall pay any filing fees payable to any Governmental Authority in connection with the Regulatory Approvals.

5.4	Covenant Relating to Absolute Options

The Parties acknowledge and agree that to the extent that an amount is paid to an Absolute Optionholder on the surrender or termination of his, her or its Absolute Options in connection with the transactions contemplated hereby, or pursuant to the Plan of Arrangement:

(a)

Absolute will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of such Absolute Options that neither Absolute, nor any person who does not deal at arm’s length with Absolute, will deduct in computing income for the purposes of the Tax Act, any amount in respect of such payment made to an Absolute Optionholder; and

(b)	Absolute will provide such Absolute Optionholder with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

5.5	Covenants Relating to the Financing.

(a)

Subject to the terms and conditions of this Agreement, without the prior written consent of Absolute (which consent shall not be unreasonably withheld, delayed or conditioned), Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision pursuant to, the Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing to be funded at the Closing below the Required Amount; or (ii) impose new or additional conditions or otherwise expand any of the conditions to the receipt of the Financing as set forth in the Commitment Letters in a manner that would reasonably be expected to materially delay, impede or prevent the Effective Time. Except for purposes of Section 4.1(g), any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 5.5; (2) “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 5.5; (3) the “Debt Financing” will include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with this Section 5.5; and (4) “Debt Commitment Letter” will include such document as amended or modified in compliance with this Section 5.5.

(b)

Subject to the terms and conditions of this Agreement, Purchaser will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, including using its commercially reasonable efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof (it being understood that the foregoing shall not prohibit, limit or restrict modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, or other roles as contemplated by the Debt Commitment Letter); (ii) negotiate and enter into, definitive agreements relating to the Debt Financing at or prior to the Closing; (iii) satisfy or cause to be satisfied on a timely basis all conditions to funding of the Financing to be funded at the Closing that are applicable to, and within the control of, Purchaser in the Commitment Letters; and (iv) consummate the Financing at or prior to the Effective Time; provided that all of the conditions set forth in Sections 6.1 and 6.2 hereof have been satisfied or waived (other than those to be satisfied at the Closing (but subject to such satisfaction or waiver at Closing)).

(c)

The Purchaser shall keep Absolute reasonably informed with respect to any material developments in the status of its efforts to arrange the Debt Financing. Additionally, the Purchaser shall (i) promptly furnish Absolute with complete, correct and executed copies of any assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver of any Debt Commitment Letter and (ii) give Absolute prompt written notice of any material default or breach by any party of the Debt Commitment Letter of which the Purchaser obtains actual knowledge or any termination thereof.

(d)

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser will promptly notify Absolute and use its commercially reasonable efforts to arrange and obtain in replacement thereof alternative financing from alternative sources, on terms no less favorable (taken as a whole) to Purchaser (as determined by Purchaser in good faith), promptly following the occurrence of such event, but in no event later than the date Purchaser is required to consummate the Closing pursuant to this Agreement, and in an aggregate amount, when added to any portion of the Debt Financing that is available, together with the amount of the Equity Financing and other immediately available financial resources of Purchaser, not less than the Required Amount. Notwithstanding the foregoing, nothing in this Section 5.5 shall require, and in no event shall the “commercially reasonable efforts” of Purchaser be deemed or construed to require, Purchaser to (i) seek or accept financing on terms less favorable (taken as a whole) to Purchaser (as determined by Purchaser in good faith) than those set forth in the Debt Commitment Letter as in effect on the date hereof, (ii) waive any term or condition of this Agreement, (iii) pay any fees in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (whether to secure a waiver of any conditions contained therein or otherwise) or (iv) seek or accept any additional equity financing or debt financing from any Person that is not acceptable to Purchaser in its sole discretion.

(e)	Purchaser acknowledges and agrees that obtaining the debt financing is not a condition to the closing of the Arrangement.

(f)

Absolute shall cooperate (and use commercially reasonable efforts to cause its Subsidiaries and Related Parties to cooperate) in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including, without limitation, by:

(A)

causing appropriate participation by members of management of Absolute and its Subsidiaries on reasonable advance notice at no more than two virtual meetings, with prospective lenders in connection with the Debt Financing (in each case with respect to this clause (A), to the extent reasonably requested and necessary in connection with the Debt Financing);

(B)

furnishing Purchaser and the Debt Financing Sources as promptly as practicable (and in any event within the time periods required to comply with the conditions precedent set forth in the Debt Commitment Letter) with (x) financial information reasonably required or requested in connection with the Debt Financing and (y) the Required Information;

(C)

at least four (4) Business Days prior to the Closing, providing all documentation and other information about Absolute and its Subsidiaries as is reasonably requested by Purchaser or any Debt Financing Source at least nine (9) Business Days prior to the Closing which relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230);

(D)

reasonably facilitating the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, as applicable, and otherwise facilitating such pledges as they relate to the assets of Absolute and its Subsidiaries) as may be reasonably requested by Purchaser;

(E)	obtaining the Payoff Letters and release of liens, security interests and other encumbrances in accordance with the terms hereof; and

(F)

assisting with the execution and delivery at the Closing of definitive documents related to the Debt Financing and the authorization of any Debt Financing and the definitive documentation related thereto (provided that all such authorization, execution and delivery shall become effective only if and when the Closing occurs and be limited, in such cases, to directors, managers and/or officers continuing in such capacity with Absolute or its Subsidiaries immediately after the Closing), in all cases provided nothing in this Agreement shall require any cooperation to the extent that it would require Absolute or any of its Subsidiaries to (1) waive, breach or amend any terms of this Agreement, (2) pay any commitment or other fees or pay, incur or reimburse any expenses, in each case, prior to the Closing in connection with the Debt Financing (other than reasonable and documented out-of-pocket costs which are required to be reimbursed pursuant to this Section 5.5), (3) approve the execution or delivery of any document or certificate in connection with the Debt Financing (or any alternative financing) prior to the Effective Time (except that concurrently with the Closing, the members of the boards (or its equivalent bodies) of Absolute or any of its Subsidiaries continuing in such capacity immediately after the Closing agree to sign resolutions or take similar actions that do not become effective until the Effective Time), (4) take any action that would conflict with, violate or result in a breach of or default under any organizational documents of Absolute or of any of its Subsidiaries or any applicable Law, or (5) require providing access to or disclosing information that would jeopardize any attorney client privilege of Absolute (provided that Absolute shall inform the Purchaser that such information is being withheld, but solely if providing such notice would not violate such privilege).

(g)

Absolute hereby consents to the use of any logos in connection with the Debt Financing; provided, that the logos are used solely in a manner that is reasonable and customary and that is not intended, or reasonably likely, to harm or disparage Absolute and its Subsidiaries or the reputation or the goodwill of Absolute and its Subsidiaries in any respect.

(h)

The Purchaser acknowledges and agrees that prior to the Effective Time, Absolute and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any Debt Financing (in each case except as set forth in this Section 5.5). The Purchaser shall indemnify and hold harmless Absolute and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing, except in each case to the extent relating to any information provided by or on behalf of Absolute and its Affiliates or any of their respective Representatives in connection with the Debt Financing or to the extent arising from the bad faith, willful misconduct or gross negligence of any Absolute, any of its Affiliates or any of its and their respective Representatives. The Purchaser shall promptly, upon request of Absolute, reimburse Absolute and its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by Absolute or its Subsidiaries in connection with Section 5.5(f).

5.6	Employee Matters

(a)

Without limiting any additional rights that any Employee who remains employed by Absolute or any of its Subsidiaries following the Closing (“Current Employee”) may have under any Employee Plan or under applicable Law, Purchaser shall, or shall cause Absolute or one of its Subsidiaries, for so long as a Current Employee remains employed by Purchaser and its Subsidiaries during the period commencing at the Effective Time and ending on twelve months thereafter, to maintain for such Current Employee his or her base salary or base hourly wage rate, commission structure and opportunities, and/or annual target cash bonus opportunities in each case, no less favorable, and other compensation and benefits (excluding, for the avoidance of doubt, any equity, equity-based or other long-term incentive opportunities, severance, retention, change in control or transaction compensation, defined benefit pension and retiree medical benefits, or deferred compensation (collectively, the “Excluded Benefits”)), that are substantially comparable in the aggregate to those maintained for and provided to such Employee immediately prior to the Effective Time (excluding, for the avoidance of doubt, the Excluded Benefits); provided, however, nothing herein shall prevent the amendment or termination of any Employee Plans or interfere with Purchaser’s or Absolute’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 5.6 shall limit the right of Purchaser, Absolute or any of its Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable Law and any applicable Employee Plan.

(b)

As of and after the Effective Time, Purchaser shall, or shall cause Absolute to, use commercially reasonable efforts to give each Employee full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals, except for purposes of vacation and severance) under any Employee Plans (excluding, for the avoidance of doubt the Excluded Benefits), benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Employees as of and after the Effective Time by Purchaser, Absolute or its Subsidiaries (each, a “Purchaser Plan”) for such Employee’s service with Absolute and its Subsidiaries and their predecessor entities prior to the Effective Time, to the same extent such service is recognized as of immediately prior to the Effective Time by Purchaser, Absolute or its Subsidiaries under comparable Employee Plans, except to the extent that it would result in the duplication of coverage or benefits for the same period of service. With respect to each Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other similar plan maintained in a jurisdiction other than the United States, with respect to which a Employee becomes eligible to participate for the first time after the Effective Time and during the year in which the Effective Time occurs, Purchaser shall, or shall cause Absolute and its Subsidiaries to, where applicable, use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Effective Time occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Employees and their eligible dependents under the corresponding Employee Plan in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c)

From and after the Effective Time, Purchaser shall, or shall use commercially reasonable efforts to cause Absolute and its Subsidiaries to, assume in accordance with their respective terms, except if, and as otherwise permitted by, applicable Law (i) each existing employment agreement between Absolute or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each annual cash bonus plan, program or agreement, or commission program and (iii) all obligations pursuant to existing compensation and benefit arrangements (excluding, for the avoidance of doubt any Excluded Benefits) of Absolute or its Subsidiaries in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on Absolute or any of its Subsidiaries; provided that, for the avoidance of doubt, the foregoing shall not prohibit Purchaser, Absolute, or any of their respective Subsidiaries from amending or terminating any plan, policy, program, agreement, or arrangement referenced in the foregoing clauses (i), (ii) and (iii) to the extent permitted by the terms thereof.

(d)

The provisions of this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) confer upon or give to any person (including, for the avoidance of doubt, any Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.6) under or by reason of any provision of this Agreement, (ii) establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Employee Plan or any Purchaser Plan, (iii) alter or limit the ability of any of Purchaser, Absolute, or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) is intended to confer upon any Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(e)

Unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Time, Absolute will adopt all resolutions reasonably necessary to terminate its participation in, or terminate, each 401(k) Plan in which Absolute or any of its Subsidiaries sponsors or is a participating sponsor, as applicable, as of the date hereof, effective as of no later than one (1) day prior to the Effective Date (but such termination may be contingent upon the Closing). Immediately prior to any such termination, Absolute and its Subsidiaries will make all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of the 401(k) Plan; (ii) for elective deferrals made pursuant to the 401(k) Plan for the period prior to termination; and (iii) for employer matching contributions (if any) for the period prior to termination. For this purpose, the term “401(k) Plan” means any plan intended to be qualified under Section 401(a) of the Code which includes a cash or deferral arrangement intended to qualify under Section 401(k) of the Code, including any “multiple employer plan” subject to Section 413(c) of the Code, as applicable.

5.7	Pre-Acquisition Reorganization

(a)

Absolute agrees that, upon the reasonable request by the Purchaser, Absolute shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) cooperate with the Purchaser in planning, preparing and effecting, and implement, such reorganizations of Absolute’s or its Subsidiaries’ corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); (ii) cooperate with the Purchaser and its advisors in order to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; (iii) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by the Purchaser (based on the applicable terms of the Contract) in connection with the Pre-Acquisition Reorganizations, if any.

(b)

Absolute will not be obligated to participate in any Pre-Acquisition Reorganization under this Section 5.7(b) unless Absolute has received from the Purchaser a description from its legal or tax advisors as to the tax consequences of the Pre-Acquisition Reorganization and determines in good faith that such Pre-Acquisition Reorganization: (i) can be completed prior to the Effective Date and will not delay the occurrence of the Effective Date further than the date that such Effective Date would be expected to occur in the absence of such Pre-Acquisition Reorganization, and can be unwound in the event the Arrangement is not consummated without materially adversely affecting, or being materially prejudicial to, Absolute, its Subsidiaries or the Absolute Shareholders; (ii) is effected as close as reasonably practicable prior to the Effective Time; (iii) does not require the approval of any of the Absolute Shareholders (other than the Absolute Shareholder Approval); (iv) does not require Absolute or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to any Absolute Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.7(b); (v) does not prevent, materially delay or materially impede the ability of Absolute to consummate the Arrangement or the other transactions contemplated by this Agreement; (vi) does not materially interfere with the day to day operations of Absolute or unreasonably interfere with or burden the business responsibilities and duties of Absolute’s employees and (vii) shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement, other than conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party of such conditions, and shall have confirmed in writing that it is prepared, and able to promptly and without condition proceed, to effect the Arrangement; and provided that the Purchaser hereby waives any breach of a representation, warranty or covenant by Absolute, where such breach is a result of an action taken by Absolute or any of its Subsidiaries pursuant to this Section 5.7.

(c)

The Purchaser shall provide written notice to Absolute of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and Absolute shall work co-operatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary, including making amendments to this Agreement or the Plan of Arrangement. If this Agreement is terminated (other than by the Purchaser pursuant to Section 9.2(a)(iii)(A)), the Purchaser (x) shall forthwith reimburse Absolute for all reasonable out-of-pocket costs and expenses, including legal fees and disbursements, incurred by Absolute and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization; and (y) hereby indemnifies and holds harmless Absolute and its Subsidiaries from and against any and all liabilities, losses, damages, claims, interest, awards, judgements, Taxes and other adverse tax consequences suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or the reversing or unwinding of any Pre-Acquisition Reorganization.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Absolute Securityholders at the Absolute Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either Absolute or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)

no Law or Order shall have been enacted, promulgated, amended or applied, in either case, that enjoins, prevents or prohibits the ability of the Parties to complete the Arrangement or that makes the consummation of the Arrangement illegal; and

(d)

the applicable waiting periods (and any extensions thereof), if any, under the HSR Act and the other Regulatory Approvals set forth in Schedule D will have expired or been terminated, or all requisite consents pursuant thereto will have been obtained.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time in its sole discretion):

(a)

(i) the representations and warranties of Absolute set forth in Sections 3.1(a), 3.1(b), 3.1(d)(i), 3.1(e), 3.1(f), 3.1(g)(ii) and 3.1(h)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (ii) the representations and warranties of Absolute set forth in Section 3.1(g)(i) shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (iii) the other representations and warranties of Absolute shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored);

(b)	all covenants of Absolute under this Agreement to be performed on or before the Effective Time shall have been duly performed by Absolute in all material respects;

(c)

the Purchaser shall have received a certificate by Absolute, signed by a duly authorised executive officer of Absolute, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(a) have been satisfied;

(d)	since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect; and

(e)

the aggregate number of Absolute Shares held by Absolute Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the number of Absolute Shares then outstanding.

6.3	Additional Conditions Precedent to the Obligations of Absolute

The obligation of Absolute to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the sole and exclusive benefit of Absolute and may be waived by Absolute in whole or in part at any time in its sole discretion):

(a)

the representations and warranties of the Purchaser set forth in Article 4 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects would not reasonably be expected to, individually or in the aggregate, prevent or delay the Purchaser’s ability to consummate the transactions contemplated by this Agreement;

(b)

all covenants of the Purchaser under this Agreement (other than the Purchaser’s obligations in Section 2.8) to be performed on or before the Effective Time which have not been waived by Absolute shall have been duly performed by the Purchaser in all material respects;

(c)

Absolute shall have received a certificate by the Purchaser, signed by a duly authorised executive officer of the Purchaser, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d)	the Purchaser shall have complied with its obligations under Section 2.8 and the Depositary shall have confirmed receipt of the Consideration.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.1(d) and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Non-Solicitation

(a)

Except as expressly provided in this Article 7, Absolute shall not, and shall cause its Subsidiaries not to, directly or indirectly, including through any directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives of Absolute or of any of its Subsidiaries (such directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”):

(i)

initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Absolute shall be permitted to: (A) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or is expected to constitute or lead to, an Acquisition Proposal; (B) advise any Person making any inquiry, proposal or offer of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the Absolute Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make an Absolute Change in Recommendation;

(iv)

approve or enter into or publicly propose to approve or enter into any Alternative Agreement (except for the non-public approval or entering into of an Acceptable Confidentiality Agreement in accordance with Section 7.3); or

(v)	authorize or commit to do any of the foregoing.

(b)

Absolute shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than Purchaser and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to:

(i)

immediately discontinue access to and disclosure of all information, including any data room and any access to the properties, facilities, books and records of Absolute or of any of its Subsidiaries; and

(ii)

promptly after the date hereof (in any event within 5 Business Days from the date of this Agreement), request (A) the return or destruction of all copies of any confidential information regarding Absolute or any Subsidiary provided to any Person (other than the Purchaser) since January 1, 2022 in respect of a possible Acquisition Proposal, and (ii) the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Absolute or any Subsidiary.

(c)

Absolute shall and shall cause its Subsidiaries and its and their respective Representatives to: (i) take all reasonable action to enforce any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party or may hereafter become a party under an Acceptable Confidentiality Agreement entered into in accordance with Section 7.3; and (ii) not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting Absolute, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, covenant or restriction to which Absolute or any Subsidiary is a party (or may hereafter become party under an Acceptable Confidentiality Agreement entered into in accordance with Section 7.3), it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of this Agreement shall not be a violation of this Section 7.1(c).

7.2	Notification of Acquisition Proposals

If Absolute or any of its Subsidiaries or any of its or their respective Representatives receives or otherwise become aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Absolute or any Subsidiary in relation to a possible Acquisition Proposal, Absolute shall promptly notify the Purchaser, at first orally and then within 24 hours, in writing of such Acquisition Proposal or of such inquiry, proposal or offer, indicating the identity of the Person making such Acquisition Proposal or such inquiry, proposal or offer and providing all material terms thereof and unredacted copies of all material or substantive documents (including correspondence) received in respect of, from or on behalf of any such Person. Absolute shall keep the Purchaser reasonably informed of the status, including any change in price or form of consideration or other material amendment thereto, of any such Acquisition Proposal on a reasonably current basis, and shall promptly provide to the Purchaser unredacted copies of all material or substantive documents (including correspondence).

7.3	Responding to an Acquisition Proposal

(a)

Notwithstanding anything to the contrary in this Agreement, if at any time prior to obtaining the Absolute Shareholder Approval, Absolute receives a bona fide written Acquisition Proposal not resulting from a breach of Section 7.1, the Absolute Board shall be permitted to: (i) enter into, participate, facilitate and maintain discussions or negotiations with, respond to enquiries from, the Person making such Acquisition Proposal and its Representatives; and (ii) furnish any information with respect to the Absolute Group or provide access to the business, properties, assets, books, records, personnel or other non-public information of the Absolute Group to such Person and its Representatives; in each case, if and only if:

(i)

the Absolute Board has first determined, acting in good faith and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)

Absolute entered into an Acceptable Confidentiality Agreement with such Person and, prior to providing any information concerning the Absolute Group or any access to the business, properties, assets, books, records or other non-public information of the Absolute Group to such Person and its Representatives, Absolute promptly provides such access and information which was not provided to the Purchaser;

(iii)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries; and

(iv)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under Article 7.

7.4	Right to Match

(a)

Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Absolute Shareholder Approval, if Absolute receives an Acquisition Proposal that constitutes a Superior Proposal, the Absolute Board may, or may cause Absolute to, terminate this Agreement in accordance with Article 9 to enter into a definitive acquisition agreement with respect to such Superior Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with Absolute or any of its Subsidiaries;

(ii)	the Absolute Board acting in good faith and after consultation with its outside legal counsel and financial advisors, determines that the Acquisition Proposal constitutes a Superior Proposal;

(iii)	Absolute has been, and continues to be, in compliance in all material respects with its obligations under Article 7;

(iv)

Absolute has provided the Purchaser with a notice in writing that the Absolute Board has determined that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Absolute Board to enter into a definitive acquisition agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(v)

Absolute has provided to the Purchaser the terms of such Superior Proposal, including the financial terms of such Superior Proposal and a copy of the proposed definitive acquisition agreement relating to such Superior Proposal (including the value and financial terms that the Absolute Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal), together with all related agreements (including any financing commitments or other documents containing any material terms or conditions of such Superior Proposal);

(vi)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all the materials referred to in Section 7.4(a)(v);

(vii)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 7.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(viii)

after the Matching Period, the Absolute Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that (A) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the proposed amendment to the terms of the Arrangement by the Purchaser under Section 7.4(b)); and (B) the failure by the Absolute Board to authorize Absolute to enter into a definitive acquisition agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(ix)

Absolute concurrently terminates this Agreement pursuant to Section 9.2(a)(iv)(B) and Absolute has previously, or concurrently will have, paid to the Purchaser the Absolute Termination Fee pursuant to Section 9.3.

(b)	During the Matching Period, or such or such longer period as Absolute and the Purchaser may agree for such purpose:

(i)	the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement;

(ii)

Absolute shall co-operate with the Purchaser with respect thereto, including by (A) negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement that would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by the Purchaser, and (B) reviewing any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by the Purchaser;

(iii)

if the Absolute Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Absolute shall promptly so advise the Purchaser and Absolute and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and

(iv)

Absolute acknowledges and agrees that each successive modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 and the Purchaser shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and the date on which the Purchaser received all of the materials referred to in Section 7.4(a)(v) with respect to such new Superior Proposal.

(c)

The Absolute Board shall promptly reaffirm the Absolute Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Absolute Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 7.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. Absolute shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall consider in good faith any amendments requested by the Purchaser and its outside legal counsel.

(d)

If Absolute provides the Purchaser with a Superior Proposal Notice on a date that is less than ten Business Days prior to the Absolute Meeting, Absolute shall, if requested by the Purchaser, adjourn the Absolute Meeting to a date that is not more than ten Business Days after the date of such notice, provided, however, that the Absolute Meeting shall not be adjourned or postponed to a date later than the seventh (7) Business Day prior to the Outside Date.

(e)

Nothing contained in this Agreement shall (i) prohibit the Absolute Board from complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or (ii) prohibit Absolute or the Absolute Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the BCBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Authority; provided, however, in each case that, notwithstanding that the Absolute Board shall be permitted to make such disclosure, the Absolute Board shall not be permitted to make an Absolute Change in Recommendation.

7.5	Breach by Subsidiaries and Representatives

Any violation of the restrictions set forth in this Article 7 by its Subsidiaries or its or their respective Representatives shall be deemed to be a breach of this Article 7 by Absolute.

ARTICLE 8

ADDITIONAL COVENANTS

8.1	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and without limitations to Absolute’s obligations under Section 5.5, Absolute shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to, afford to the Purchaser and its Representatives such access as the Purchaser may reasonably require at all reasonable times, solely for the purpose of facilitating integration business planning or to the extent reasonably necessary to consummate the transactions contemplated by this Agreement, to its and its Subsidiaries officers, employees, agents, premises, properties, books, records and contracts, and shall furnish the Purchaser and its Representatives and Financing Sources with all data and information as the Purchaser may reasonably request. Notwithstanding the foregoing, Absolute may restrict or otherwise prohibit access to any documents or information to the extent that, in the reasonable good faith judgment of Absolute, after consultation with outside legal counsel, (i) any applicable Law or regulation requires Absolute to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information (provided that, in such case, the Parties shall cooperate in seeking to find a way to allow for such access to be provided to the Purchaser, including through the use of customary “clean-room” arrangements or the entering into of any “common interest” Contract or similar Contract); or (iii) such documents or information are reasonably pertinent to any adverse Legal Proceeding as of the date hereof between Absolute and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 8.1 will be construed to require the Absolute Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 8.1 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Absolute Group or create a risk of damage or destruction to any property or assets of the Absolute Group.

(b)

Any access to the properties of the Absolute Group will be subject to Absolute’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Information furnished by Absolute or any of its Subsidiaries or obtained by Purchaser pursuant to access provided contemplated by this Section 8.1 shall be subject to the terms and conditions of the Confidentiality Agreement. Investigations made by or on behalf of the Purchaser, whether under this Section 8.1 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Absolute in this Agreement.

8.2	Notices and Cure Provisions

(a)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Absolute shall give prompt written notice to Purchaser upon becoming aware of (i) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would (A) cause any representation or warranty made by Absolute in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; (B) result in any failure of Absolute to comply in any material respect, with any covenant or agreement to be complied with or satisfied by it under this Agreement, (C) the occurrence of any Material Adverse Effect; or (ii) any Legal Proceeding commenced after the date of this Agreement or, to the knowledge of

Absolute, threatened, or any Order, in each case, that relates to the transactions contemplated by this Agreement (including the Arrangement); provided, however, that (x) Absolute’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied, unless such action or inaction is a Wilful Breach; and (y) no such notification shall affect or be deemed to modify any representation or warranty of Absolute set forth herein or the conditions to the obligations of Purchaser to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(b)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, each party shall give prompt notice to the other party of any notice or other communication received by it or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such third party (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (including the Arrangement); provided, however, that (x) each Party’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.2(a) or Section 6.3(b), as the case may be, has been satisfied, unless such action or inaction is a Wilful Breach and (y) no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(c)

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Purchaser shall give prompt notice to Absolute upon becoming aware of (i) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would (A) cause any representation or warranty made by it in this Agreement to become untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (B) result in any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (ii) any Legal Proceeding pending or, to the knowledge of Purchaser, threatened, or any Order, that relates to the transactions contemplated by this Agreement (including the Arrangement); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Purchaser set forth herein or the conditions to the obligations of Absolute to consummate the transactions contemplated hereby, including the Arrangement, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 8.2.

(d)

Absolute shall promptly advise Purchaser in writing after becoming aware of any Legal Proceeding commenced or threatened in writing after the date hereof against Absolute or any of its directors by any shareholder of Absolute (on their own behalf or on behalf of Absolute) relating to this Agreement or the transactions contemplated hereby (including the Arrangement) and shall keep Purchaser reasonably informed regarding any such Legal Proceeding. Absolute shall give Purchaser the opportunity to participate in the defense or settlement of any shareholder litigation and shall consider Purchaser’s views with respect to such shareholder litigation in good faith and shall not settle any such stockholder litigation without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned).

(e)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 9.2(a)(iii)(B) and Absolute may not elect to exercise its right to terminate this Agreement pursuant to Section 9.2(a)(iv)(A), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the applicable other Party (the “Breaching Party”) specifying in reasonable detail the breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding in good faith to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 30 days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Absolute Meeting, unless the Parties mutually agree otherwise, Absolute shall postpone or adjourn the Absolute Meeting to the earlier of (a) ten Business Days prior to the Outside Date and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party, provided that, for greater certainty, if any matter that is the subject of a Termination Notice is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

8.3	Insurance and Indemnification

(a)

Prior to the completion of the Arrangement, Absolute shall purchase director and officer liability “run-off” insurance for the benefit of the former directors and officers of Absolute for a period of not less than six years following the completion of the Arrangement providing protection no less favourable in the aggregate to the protection provided by the current Absolute policy and the Purchaser agrees to maintain, or cause Absolute to maintain, such policy in full force and effect and not to take any action to diminish the scope and extent of such insurance coverage for and throughout such period; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to or after the Effective Time and provided further that the cost of such policies shall not exceed 300% of Absolute’s current annual aggregate premium for policies currently maintained by Absolute. The former officers and directors of Absolute shall be indemnified by the Purchaser and Absolute in accordance with the terms of the articles of incorporation of Absolute as currently constituted, in addition to the terms of any indemnity agreements entered into between Absolute and such officers and directors in the ordinary course of business, the terms of which agreements shall be binding upon the Purchaser.

(b)

The provisions of this Section 8.3(b) are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Absolute hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 8.3(b) shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

8.4	Payoff Letters

At least three (3) Business Days prior to the Closing, Absolute shall deliver to Purchaser executed copies of customary payoff letters (the “Payoff Letters”) from the holders of all indebtedness set forth on Schedule 8.4(a) of the Absolute Disclosure Letter (i) providing instructions and amounts for the full repayment and satisfaction of such indebtedness, together with interest, premiums, penalties, make-whole payments, breakage costs and other fees, obligations and expenses (if any) that are required to be paid by the Absolute or any of its Subsidiaries as a result of such repayment on the Closing date (the “Debt Payoff Amount”) and (ii) providing for the immediate and automatic release, upon receipt of the Debt Payoff Amount, of all liens and other encumbrances (including UCC-3 or equivalent financing statements or termination notices) and termination of all security interests and guaranties over the properties and assets of Absolute or any of its Subsidiaries securing obligations under such indebtedness, and (iii) providing for the delivery of any possessory collateral held by the holders of such indebtedness as directed by Absolute or its designee, in each case in customary form for such Payoff Letters.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Absolute Securityholders and/or by the Court, as applicable):

(i)	by mutual written agreement of Absolute and the Purchaser;

(ii)	by either Absolute or the Purchaser, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)

after the date hereof, there shall be enacted or made any Law or there shall exist any Order that that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Absolute or the Purchaser from consummating the Arrangement and such applicable Law or Order shall have become final and non-appealable, provided that the right to terminate this Agreement under this Section 9.2(a)(ii)(B) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the primary cause of, or resulted in the enactment, promulgation, making, enforcement or amendment of such Law, and provided further that the Party seeking to terminate this Agreement under this Section 9.2(a)(ii)(B) shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law, or otherwise prevent its entry or have it removed, lifted or rendered non-applicable in respect of the Arrangement; or

(C)

the Absolute Shareholder Approval shall not have been obtained at the Absolute Meeting in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 9.3(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to obtain the Absolute Shareholder Approval; or

(iii)	by the Purchaser, if:

(A)

at any time, the Absolute Board (or a committee thereof) has effected an Absolute Change in Recommendation; the Absolute Board or any committee of the Absolute Board adopts, approves, accepts, endorses, recommends or otherwise declares advisable to enter into any Alternative Agreement, or Absolute breaches its obligations under Article 7 in any material respect; or

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Absolute set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(a) not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 8.2(d), provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(iv)	by Absolute, if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 8.2(d), provided that any breach caused by any Wilful Breach shall be deemed to be incapable of being cured, and provided further that Absolute is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(a) not to be satisfied;

(B)

prior to Absolute obtaining the Absolute Shareholder Approval, the Board authorizes Absolute to enter into a definitive acquisition agreement with respect to a Superior Proposal in accordance with Section 7.4; or

(C)

(I) all of the conditions in Section 6.1 and Section 6.1(d) are and continue to be satisfied or waived by the applicable Party or Parties during the three (3) Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (II) Absolute has irrevocably confirmed to the Purchaser in writing that (x) other than Section 6.3(d), all conditions set forth in Section 6.3 are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3, (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds as required by Section 2.8 within three (3) Business Days following the later of the date on which Closing should have occurred pursuant to Section 2.7 and the date of receipt of the confirmation provided for in this paragraph (II).

(b)

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any Purchaser Related Parties or Absolute Related Parties) to any other Party hereto, except that the provisions of this Section 9.2(c) and Sections 5.7(c), 9.3, 10.1, 10.4, 10.5, 10.7, 10.8 and 10.9 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof; provided that nothing herein shall relieve any Party of Wilful Breach by such Party of any of its obligations under this Agreement (other than, in the case of the Purchaser, upon payment of the Reverse Termination Fee in the event of a Reverse Termination Fee Event described in Section 9.3(f)).

9.3	Termination Fees

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement: “Absolute Termination Fee” means $19,000,000;

(c)	For the purposes of this Agreement, “Absolute Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 9.2(a)(iii)(A);

(ii)	by Absolute pursuant to Section 9.2(a)(iv)(B);

(iii)	by any Party pursuant to Section 9.2(a)(ii)(C) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 9.2(a)(iii)(A);

(iv)

(x) by either Party pursuant to Section 9.2(a)(ii)(A) or Section 9.2(a)(ii)(C) or (y) by Purchaser pursuant to Section 9.2(a)(iii)(B) due to a Wilful Breach if, in either of the cases set forth in clause (x) or (y) of this paragraph:

(A)	prior to such termination a bona fide Acquisition Proposal has been made or publicly announced or disclosed; and

(B)

within twelve months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (2) Absolute or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of this Section 9.3(c)(iv), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50% or more”;

(d)	If an Absolute Termination Fee Event occurs Absolute shall pay the Absolute Termination Fee to the Purchaser or its designated Affiliate by wire transfer of immediately available funds, as follows:

(i)

if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(i) or the circumstances set out in Section 9.3(c)(iii), the Absolute Termination Fee shall be payable within two Business Days following such termination;

(ii)	if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(ii), the Absolute Termination Fee shall be payable prior to or simultaneously with such termination; or

(iii)

if the Absolute Termination Fee is payable pursuant to Section 9.3(c)(iv), the Absolute Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein.

(e)	For the purposes of this Agreement: “Reverse Termination Fee” means $35,000,000 ;

(f)	For the purposes of this Agreement, “Reverse Termination Fee Event” means the termination of this Agreement by Absolute pursuant to:

(i)	Section 9.2(a)(iv)(A) if the termination of this Agreement by Absolute results from a Wilful Breach on the part of the Purchaser; or

(ii)	Section 9.2(a)(iv)(C).

(g)

If a Reverse Termination Fee Event occurs the Purchaser shall pay the Reverse Termination Fee to Absolute by wire transfer of immediately available funds within five Business Days following such termination.

(h)

Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the payment of the Absolute Termination Fee or of the Reverse Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which the other Party and its Affiliates will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Absolute and the Purchaser irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(i)

Notwithstanding anything to the contrary in this Agreement and except in the case of a Willful Breach, if the Absolute Termination Fee shall become due and payable in accordance with Section 9.3(c), the payment of the Absolute Termination Fee in full pursuant to and in accordance with Section 9.3(d), shall, except for an order of specific performance as and only to the extent permitted by Section 10.5, be the sole and exclusive remedy of the Purchaser Related Parties against Absolute and its Affiliates, their respective Affiliates and any of their respective Related Parties (collectively, the “Absolute Related Parties”) and, after such payment in full of the Absolute Termination Fee pursuant to and in accordance with Section 9.3(d), the Absolute Related Parties shall have no further liability of any kind to the Purchaser Related Parties in connection with any breach of any representation, warranty, covenant or agreement contained in this Agreement by the Purchaser or otherwise with respect to this Agreement or its termination (including with respect to any damages, losses, liabilities, claims, judgments, inquiries, fines, fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred as a result of the failure of the Arrangement to be consummated). In no event shall the Purchaser be entitled to more than one payment of the Absolute Termination Fee in connection with a termination of this Agreement pursuant to which such Absolute Termination Fee is payable. For the avoidance of doubt, while the Purchaser may pursue both a grant of specific performance in accordance with Section 10.5 and the payment of the Absolute Termination Fee under this Section 9.3, under no circumstances, shall Purchaser be permitted or entitled to receive both a grant of specific performance and the Absolute Termination Fee (if entitled under this Section 9.3).

(j)

Notwithstanding anything to the contrary in this Agreement, if the Reverse Termination Fee shall become due and payable in accordance with Section 9.3(f), the payment of the Reverse Termination Fee in full pursuant to and in accordance with Section 9.3(g) shall, except for an order of specific performance as and only to the extent permitted by Section 10.5, be the sole and exclusive remedy of the Absolute Related Parties against the Purchaser, the Sponsor, the Debt Financing Sources and any of their respective Affiliates and any of their respective Related Parties (collectively, the “Purchaser Related Parties”), and after such payment in full of the Reverse Termination Fee pursuant to and in accordance with Section 9.3(g), the Purchaser Related Parties shall have no further liability of any kind to the Absolute Related Parties in connection with any breach (including any Wilful Breach) of any representation, warranty, covenant or agreement contained in this Agreement by the Purchaser or otherwise with respect to this Agreement or its termination (including with respect to any damages, losses, liabilities, claims, judgments, inquiries, fines, fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred as a result of the failure of the Arrangement to be consummated or as a result of a breach or failure to perform hereunder, in any case whether recklessly, knowingly, willfully, intentionally, unintentionally or otherwise). In no event shall Absolute be entitled to more than one payment of the Reverse Termination Fee in connection with a termination of this Agreement pursuant to which such Reverse Termination Fee is payable. For the avoidance of doubt, while Absolute may pursue both a grant of specific performance in accordance with Section 10.5 and the payment of the Reverse Termination Fee under this Section 9.3, under no circumstances, shall Absolute be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of Section 10.5 (whether under this Agreement or the Equity Commitment Letter), on the one hand, and payment of the Reverse Termination Fee (if entitled under this Section 9.3), on the other hand.

9.4	Amendment

(a)

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Absolute Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Absolute Securityholders, and any such amendment may without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(iv)	waive compliance with or modify any mutual conditions precedent herein contained.

(b)

Notwithstanding anything to the contrary contained herein, this Section 9.4(b), Section 9.3(j), Section 10.4(b), Section 10.5(b), Section 10.7(a), Section 10.8 and Section 10.9(c) (and, in each case, the defined terms used therein to the extent relating to the Debt Financing Sources) (collectively, the “Lender Provisions”) may not be amended, waived or otherwise modified in any manner that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter (to the extent required thereby).

9.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 10

GENERAL PROVISIONS

10.1	Survival of Representations, Warranties and Covenants.

The representations, warranties and covenants of Absolute and Purchaser contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

10.2	Privacy

“Transaction Personal Information” means the Personal Information transferred, disclosed or conveyed to the Purchaser or any of its representatives or agents by or on behalf of Absolute or its Subsidiaries as a result of or in conjunction with the Agreement, and includes all such Personal Information transferred, disclosed or conveyed to the Purchaser prior to the execution of this Agreement.

The Purchaser and Absolute each acknowledges and confirms that the transfer, disclosure, communication or conveyance of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Agreement and, if the determination is made to proceed with the Agreement, to carry on the business and complete the Agreement. The Purchaser shall collect and use the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement. The Purchaser shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure and in accordance with applicable privacy Laws. The Purchaser shall cause its advisors to observe the terms of this Section 10.2 and to protect and safeguard Transaction Personal Information in their possession:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Absolute prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Absolute or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Additionally, should the transactions contemplated by this Agreement be completed by the Purchaser, in addition to the other obligations hereunder, the Purchaser shall:

(a)	protect the Transaction Personal Information by security safeguards appropriate to its sensitivity;

(b)	give effect to withdrawals of consent to collect, use or disclose the Transaction Personal Information, subject to and in accordance with applicable Law; and

(c)

where required by applicable Law, within a reasonable time after the Agreement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Agreement has been completed and that their personal information has been disclosed to and is now held by the Purchaser because of the Agreement.

If this Agreement shall be terminated, the Purchaser shall promptly deliver to Absolute all Transaction Personal Information that the Purchaser has in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with each Party’s usual backup procedures.

10.3	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day, then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser:

1414364 B.C. LTD.

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Attention: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

3 Embarcadero Center

San Francisco

CA 94111

Attention: Thomas Holden

Email: [REDACTED]

and

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Attention: Thomas Fraser

Email: [REDACTED]

and

Stikeman Elliott LLP

1155 René-Lévesque West, #4100

Montréal, QC

H3B 3V2

Attention: David Tardif and Olivier Godbout

Email: [REDACTED]

(b)	if to Absolute:

Absolute Software Corporation

Suite 1400, 1055 Dunsmuir Street

Vancouver, BC V7X 1K8

Attention: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver, BC V7X 1L3

Attention: Steven McKoen, KC

Email: [REDACTED]

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304, USA

Attention: Steve Tonsfeldt and Rishab Kumar

Email: [REDACTED]

10.4	Governing Law; Waiver of Jury Trial

(a)

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

(b)

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER.

(c)	Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereby agrees:

(i)

that any Legal Proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, involving any Financing Source arising out of or relating to this Agreement or otherwise arising out of or relating to, the Financing or any of the agreements (including the Debt Commitment Letter and the Equity Commitment Letter) entered into in connection with the Financing shall be subject to the exclusive jurisdiction and venue of the state courts located in the Borough of Manhattan in the State of New York or the courts of the United States located in the Borough of Manhattan in the State of New York, and each Party irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such courts;

(ii)

that the Financing, the Debt Commitment Letter and the Equity Commitment Letter and any such Legal Proceeding referred to in clause (i) above, in each case, shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter, the Equity Commitment Letter or other applicable definitive document relating to the Financing;

(iii)

that it will not bring or support an action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Equity Commitment Letter or the performance thereof, in any forum other than such courts;

(iv)

that such Party irrevocably waives, and agrees not to assert, any defense in any Legal Proceeding involving any Financing Source arising out of or relating to this Agreement or otherwise arising out of or relating to, the Financing or any of the agreements (including the Debt Commitment Letter and the Equity Commitment Letter) entered into in connection with the Financing that such Legal Proceeding or matter may not be brought or is not maintainable in such courts or that the Financing, the Debt Commitment Letter, the Equity Commitment Letter or any transaction related thereto or arising out of the Financing, the Debt Commitment Letter and the Equity Commitment Letter or against any Financing Source may not be enforced in or by such courts or that their property is exempt or immune from execution, that such Legal Proceeding or matter is brought in an inconvenient forum, or that the venue of such Legal Proceeding or matter is improper.

10.5	Injunctive Relief

(a)

Subject to Section 9.3 and this Section 10.5, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will (so long as the Absolute Termination Fee or the Reverse Termination Fee, as the case may be, has not been paid) be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

(b)

Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that Absolute shall be entitled to specific performance or injunctive relief to cause the Equity Financing to be funded (but not the right of Absolute to specific performance for obligations in respect of the Debt Financing or otherwise other than with respect to the Equity Financing), if and only if and for so long as:

(i)

all of the conditions in Section 6.1 and Section 6.1(d) are and continue to be satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time);

(ii)

the Debt Financing provided for by the Debt Commitment Letter has been funded in full in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof if the Equity Financing is funded;

(iii)

the Purchaser does not provide, or cause to be provided the Depositary with, sufficient funds as required by Section 2.8 to complete the Closing by the date the Closing should have occurred pursuant to Section 2.7; and

(iv)

Absolute has irrevocably confirmed to the Purchaser in writing that (A) other than Section 6.3(d), all conditions set forth in Section 6.3 are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3, and (B) that if specific performance is granted and the Equity Financing and Debt Financing are funded, it stands ready, willing and able to consummate the Arrangement.

10.6	Time of Essence

Time shall be of the essence in this Agreement.

10.7	Entire Agreement, Binding Effect and Assignment

(a)

This Agreement (including the exhibits and schedules hereto and the Absolute Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

(b)

This Agreement and any of the rights, interests or obligations hereunder and thereunder may not be assigned by either of the Parties without the prior written consent of the other Party, except that, without Absolute’s consent, the Purchaser may assign all or any portion of its rights and obligations under this Agreement (i) to any of its Affiliates, including to permit such Affiliate to acquire, instead of the Purchaser, all or part of the Absolute Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement or (ii) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a Lien herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Effective Time, any such Debt Financing Source may exercise all of the rights and remedies of the Purchaser (or its Affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing; provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

10.8	Third Party Beneficiaries

(a)

Except as provided in Section 8.3, Section 9.3(i), Section 9.3(j), Section 9.4, Section 9.5, Section 10.4(b), Section 10.4(c), Section 10.5(b), Section 10.7(a), Section 10.9, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 10.8 as the “Third Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 8.3, Section 9.3(i), Section 9.3(j), Section 9.4, Section 9.5, Section 10.4(b), Section 10.4(c), Section 10.5(a), Section 10.7(a), Section 10.9, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, Absolute confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

10.9	No Liability

(a)

No director or officer of the Purchaser shall have any personal liability whatsoever to Absolute under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of Absolute shall have any personal liability whatsoever to the Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Absolute.

(b)

Except as specifically set out in Section 10.5(b) with respect to the Equity Financing Sources or for the obligation of the Sponsor to pay or cause to be paid the Reverse Termination Fee subject to the terms and conditions set forth in the Guarantee, it is acknowledged and agreed that none of the Parties shall have any direct or indirect rights or claims against any Equity Financing Sources (and will not bring or support any cause of action or claim of any kind) and in no event shall any Equity Financing Sources have any liability or obligations to the Absolute Related Parties, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, for any obligations or liabilities under, any claims or damages that may be based upon, arising out of or related to this Agreement, the Equity Commitment Letter, the Equity Financing or the transactions contemplated hereby or thereby or the negotiation, execution, performance or non-performance hereof or thereof, and each Party hereto or thereto waives and releases all such obligations, liabilities and claims against all such Persons.

(c)

Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Parties shall have any direct or indirect rights or claims against any Debt Financing Sources Related Parties (and will not bring or support any cause of action or claim of any kind), and in no event shall any of the Debt Financing Sources Related Parties have any liability or obligations to the Absolute Related Parties, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, for any obligations or liabilities under, any claims or damages that may be based upon, arising out of or related to this Agreement, the Debt Commitment Letter, the Debt Financing or the transactions contemplated hereby or thereby or the negotiation, execution, failure to consummate, performance or non-performance or breach or violation hereof or thereof, and each Party hereto or thereto waives and releases all such obligations, liabilities and claims against all such Persons. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the Debt Commitment Letter.

10.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.11	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Purchaser and Absolute have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

1414364 B.C. LTD.

By:	(signed)“Matthew MacKenzie”
Name: Matthew MacKenzie
Title: Authorized Signatory

ABSOLUTE SOFTWARE CORPORATION

By:	(signed)“Christy M. Wyatt”
Name: Christy M. Wyatt
Title: Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below or if not defined below, in the Arrangement Agreement:

“Absolute” means Absolute Software Corporation, a corporation existing under the BCBCA;

“Absolute DSU Holder” means a holder of Absolute DSUs;

“Absolute DSU Plan” means the deferred share unit plan of Absolute, effective January 1, 2016;

“Absolute DSUs” means the outstanding deferred share units granted under the Absolute DSU Plan;

“Absolute Meeting” means the special meeting of Absolute Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Absolute Omnibus Plan” means the omnibus equity incentive plan of Absolute, approved by Absolute Shareholders on December 14, 2021;

“Absolute Option Plan” means the 2000 Share Option Plan, as amended and approved by Absolute Shareholders on December 13, 2018;

“Absolute Optionholder” means a holder of Absolute Options;

“Absolute Options” means the outstanding options to purchase Absolute Shares granted under the Absolute Omnibus Plan or the Absolute Option Plan;

“Absolute PRSU Plan” means the performance and restricted share unit plan of Absolute, approved by Absolute Shareholders on December 13, 2018;

“Absolute PSUs” means the outstanding performance share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute PSU Holder” means a holder of Absolute PSUs;

“Absolute RSU Holder” means a holder of Absolute RSUs;

“Absolute RSUs” means the outstanding restricted share units granted under the Absolute PRSU Plan or the Absolute Omnibus Plan;

“Absolute Securityholders” means the holders of one or more Absolute Shares, Absolute Options, Absolute PSUs or Absolute RSUs;

“Absolute Shareholders” means the holders of Absolute Shares;

“Absolute Shares” means the common shares in the capital of Absolute;

“Absolute Stock Plans” means the Absolute Omnibus Plan, Absolute Option Plan, and Absolute PRSU Plan.

“Arrangement” means the arrangement of Absolute under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of May 10, 2023 between the Purchaser and Absolute, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Absolute Securityholders approving the Plan of Arrangement which is to be considered at the Absolute Meeting in substantially in the form and content of Schedule “B” to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or a federal holiday in the United States on which banks are required or authorized to close;

“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Absolute and the Purchaser for the purpose of, among other things, exchanging certificates representing Absolute Shares for the Consideration;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered Absolute Shareholder as of the record date of the Absolute Meeting who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date on which the Closing occurs;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as may be mutually agreed by Absolute and the Purchaser;

“Exercise Price” means, in respect of an Absolute Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to Absolute and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Absolute and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Absolute and the Purchaser, each acting reasonably) on appeal;

“Final Proscription Date” shall have the meaning ascribed thereto in Section 5.1(c);

“Incentive Securities” means the Absolute Options, the Absolute PSUs, the Absolute RSUs and the Absolute DSUs.

“Interim Order” means the interim order of the Court, in a form acceptable to Absolute and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Absolute Meeting;

“Letter of Transmittal” means the letter of transmittal sent to Absolute Shareholders together with the Absolute Circular or such other equivalent form of letter of transmittal acceptable to the Purchaser acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, defect of title, restriction or adverse rights or claims, prior claim, encroachments, occupancy right, covenant, assignment, lien (statutory or otherwise), other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right of first refusal or first offer, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, in each case whether contingent or absolute; provided that “Liens” excludes non-exclusive licenses of Intellectual Property entered into in the ordinary course of business;

“Option Consideration” means, in respect of each Absolute Option, a cash amount equal to the amount, if any, by which (i) the Per Share Consideration exceeds (ii) the applicable Exercise Price;

“Parties” means Absolute and the Purchaser, and “Party” means either of them;

“Per Share Consideration” means US$11.50 in cash per Absolute Share, without interest;

“Purchaser” means the Purchaser, a corporation existing under the BCBCA;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“U.S. Equivalent” means, in respect of Absolute Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either male or female gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and “$” refers to US dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	the Purchaser;

(b)	Absolute;

(c)	all registered and beneficial holders of Absolute Shares, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Absolute Options;

(e)	all registered and beneficial holders of Absolute PSUs;

(f)	all registered and beneficial holders of Absolute RSUs;

(g)	all registered and beneficial holders of Absolute DSUs;

(h)	the Depositary; and

all other Persons, without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

On the Effective Date, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, commencing as at the Effective Time:

(a)	With respect to the Absolute Options:

(i)

each Absolute Option granted and outstanding immediately prior to the Effective Time will be deemed to be fully vested and exercisable, and shall, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Option Consideration (if any) in respect of such Absolute Option, net of any applicable withholding tax, which withholding will be remitted, to the appropriate Governmental Authority to the extent required by law, and such Absolute Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Absolute Option is greater than or equal to the Per Share Consideration, neither Absolute nor the Purchaser shall be obligated to pay the holder of such Absolute Option any amount in respect of such Absolute Option, and such Absolute Option shall be immediately cancelled; and

(ii)

the holder of an Absolute Option will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute Option or under the Absolute Option Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute Options and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute Option;

(b)	With respect to the Absolute PSUs;

(i)

each award of Absolute PSUs granted and outstanding immediately prior to the Effective Time will, without further action, immediately be canceled and converted into, in substitution therefor, a non-transferable restricted cash award having the aggregate value equal to (x) the number of Absolute Shares underlying such Absolute PSUs (assuming an “Adjustment Factor” (as such term is defined in the applicable Absolute Stock Plan) of 150%), multiplied by (y) the Per Share Consideration (“PSU Consideration”); provided that (1) 50% of such PSU Consideration will be payable to the holder of such award promptly following the Effective Time, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law, and (2) the remaining 50% of such PSU Consideration will vest and be payable on the original vesting date of the Absolute PSUs, subject to continued service through the applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute PSUs for continued vesting following termination of service will continue to apply and (B) if the employment of any holder of such Absolute PSU is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such PSU Consideration will be payable immediately upon such termination), and will otherwise be subject to the same terms and conditions (other than those terms and conditions rendered inoperative by the transactions contemplated by this Arrangement and other than the right to adjustments in connection with the payment of dividends or other distributions), as the corresponding award of Absolute PSUs; provided further that with respect to any Absolute PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code; and

(ii)

the holder of an Absolute PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute PSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute PSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute PSU;

(c)	With respect to the Absolute RSUs;

(i)

each award of Absolute RSUs granted and outstanding immediately prior to the Effective Time will, without further action, be deemed assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to (x) the number of Absolute Shares subject to the award of Absolute RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Consideration (the “RSU Consideration”), net of any applicable withholding tax, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law, and such Absolute RSU shall immediately be cancelled; provided that (1) fifty percent (50%) of the RSU Consideration will be payable to the holder of such award promptly following the Effective Time and (2) the remaining fifty percent (50%) of such RSU Consideration will vest and be payable on the original vesting schedule of the Absolute RSUs, subject to continued service through each applicable vesting date (provided that (A) any allowances under the corresponding award of Absolute RSUs for continued vesting following termination of services will continue to apply and (B) if the employment of any holder of Absolute RSUs is terminated without Cause (as defined in the applicable Absolute Stock Plan) prior to the applicable vesting date, such RSU Consideration will be payable immediately upon such termination); provided further that with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Absolute Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code;

(ii)

an Absolute RSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute RSU or under the Absolute PRSU Plan, the Absolute Omnibus Plan or under any and all award or similar agreements relating to such Absolute RSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute RSU; and

(iii)	the Absolute PRSU Plan and any and all awards or similar agreements relating to the Absolute RSUs will be cancelled;

(d)

The Absolute Omnibus Plan, the Absolute PRSU Plan, the Absolute Option Plan and any and all awards or similar agreements relating to the Absolute Options, Absolute PSUs and Absolute RSUs, will be terminated and of no further force and effect and the Absolute Board shall take all action required to effectuate the foregoing;

(e)	With respect to the Absolute DSUs;

(i)

each Absolute DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be assigned and transferred by the holder thereof to Absolute in exchange for a cash payment from Absolute equal to the Per Share Consideration, net of any applicable withholding, which withholding tax will be remitted to the appropriate Governmental Authority to the extent required by law;

(ii)

an Absolute DSU Holder will cease to be the holder thereof or to have any rights as a holder in respect of such Absolute DSU or under the Absolute DSU Plan or under any and all award or similar agreements relating to such Absolute DSU and the name of the holder thereof will be removed from the applicable securities register of Absolute with respect to such Absolute DSU; and

(iii)

unless Purchaser notifies Absolute otherwise in writing not later than five (5) Business Days prior to the Effective Date, the Absolute DSU Plan and any and all award or similar agreements relating to the Absolute DSUs will be cancelled by resolutions adopted by the Company prior to the Effective Time (but such termination may be contingent upon the Closing).

(f)	With respect to the Absolute Shares:

(i)

each Absolute Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to be directly transferred and assigned by such Dissenting Shareholder to the Purchaser (free and clear of any Liens) and such Dissenting Shareholder shall cease to be the holder of such Absolute Share and to have any rights as a holder of such Absolute Share other than the right to receive the consideration determined and payable in accordance with Article 4;

(ii)

concurrently with the step in Section 3.1(f)(i), each Absolute Share (other than any Absolute Shares held by Dissenting Shareholders who have validly exercised Dissent Rights) shall be deemed to be directly transferred and assigned to the Purchaser (free and clear of any Liens) in exchange for the Per Share Consideration, and the holder thereof will cease to be the holder thereof and to have any rights as a holder of such Absolute Share other than the right to receive the Per Share Consideration, net of any applicable withholding tax, which withholding will be remitted to the appropriate Governmental Authority to the extent required by law; and

(iii)	at the same time as the steps in Section 3.1(f)(i) and 3.1(f)(ii), with respect to each Absolute Share:

(A)

the registered holder thereof shall cease to be the registered holder of such Absolute Share and the name of such registered holder shall be removed from the register of Absolute Shareholders as of the Effective Time; and

(B)	the Purchaser will be the holder and the legal and beneficial owner of all of the outstanding Absolute Shares and the register of Absolute Shareholders shall be revised accordingly.

3.2	Adjustment to Consideration.

If, on or after the date of the Arrangement Agreement, Absolute sets a record date for any dividend or other distribution on the Absolute Shares that is prior to the Effective Time or Absolute pays any dividend or other distribution on the Absolute Shares prior to the Effective Time (other than the payment of the quarterly dividend of CAD$0.08 per Absolute Share payable on May 24, 2023 to Absolute Shareholders of record at the close of business on May 11, 2023), in each case, without obtaining the prior written consent of the Purchaser (which consent may be withheld at the Purchaser’s sole discretion) then the Per Share Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Absolute Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Purchaser and its Affiliates, taking into account any reduction in cash or other assets of Absolute or its Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Per Share Consideration as so adjusted, from and after the date of such event, shall be the Per Share Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 3.2 shall, or shall be construed to, permit Absolute to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, registered holders of Absolute Shares as of the record date of the Absolute Meeting may exercise rights of dissent with respect to all Absolute Shares held by such registered holders (“Dissent Rights”) under Section 242 and 247 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Absolute Shares in connection with the Arrangement, provided that notwithstanding Section 242 of the BCBCA, the written notice setting forth the objection of such registered Absolute Shareholders to the Arrangement and exercise of Dissent Rights must be received by Absolute not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Absolute Meeting or any date to which the Absolute Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value by the Purchaser for their Absolute Shares, less any applicable withholding tax, shall be deemed not to have participated in the Arrangement and shall be entitled to be paid the amount to which the dissenting Absolute Shareholder is entitled for their Absolute Shares in respect of which Dissent Rights are validly exercised in accordance with Section 245 of the BCBCA; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Absolute Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Absolute Shares and shall be entitled to receive only the Per Share Consideration for each Absolute Share contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)

In no circumstances shall Absolute, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (i) is the registered holder of those Absolute Shares in respect of which such rights are sought to be exercised as of the record date of the Absolute Meeting and as of the deadline for exercising Dissent Rights and (ii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time; and

(c)

For greater certainty, in no case shall Absolute, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Absolute Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Absolute Shares as of the Effective Time. For greater certainty, Absolute Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(d)

Absolute Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the consideration to which Absolute Shareholders who have not exercised Dissent Rights are entitled under Section 3.1(f)(ii) hereof, less any applicable withholdings.

(e)

In addition to any other restrictions under the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities and (ii) Absolute Shareholders who vote or have instructed a proxyholder to vote Absolute Shares in favor of the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)

At or before the Closing, the Purchaser will deposit or cause to be deposited with the Depositary, in escrow for the benefit of the Absolute Shareholders (other than Dissenting Shareholders), cash in an aggregate amount equal to the payment obligations contemplated by Section 3.1(f).

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Absolute Shares that were transferred under Section 3.1(f), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of Absolute after giving effect to Section 3.1(f), the former registered holder of such Absolute Shares will be entitled to receive the cash payment or payments which such former holder is entitled to receive pursuant to Section 3.1(f) less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered will forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Absolute Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a cash payment in lieu of such certificate as contemplated in Section 5.1(b) less any amounts withheld pursuant to Section 5.3. Any such certificate not duly surrenderer as contemplated in Section 5.1(b) on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”) shall cease to represent a claim by or interest of any former holder of Absolute Shares of any kind or nature against or in Absolute or the Purchaser. On the Final Proscription Date, the cash payment that such former Absolute Shareholder was entitled to receive shall automatically be cancelled without any repayment of capital in respect thereof and such cash payment shall be delivered to the Purchaser (or to such other Person as the Purchaser may direct) by the Depositary.

(d)

Except as contemplated in Section 3.1(c)(i) with respect to any Absolute RSUs that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, no later than ten (10) Business Days after the Effective Date, Absolute shall process the cash payments described in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c)(i) and 3.1(e)(i) through Absolute’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of an Incentive Security as reflected on the register(s) maintained by or on behalf of Absolute in respect of the Incentive Securities, representing the amount, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Securities, less any amount withheld pursuant to Section 5.3. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, Absolute is entitled to make the payments contemplated in this Section 5.1(d) in the applicable currency in respect of which Absolute customarily makes payment to such holder by using the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is the Business Day immediately preceding the Effective Date.

(e)

No former holder of Absolute Shares or Incentive Securities shall be entitled to receive any consideration with respect to such Absolute Shares or Incentive Securities other than any cash payment to which such former holder of Absolute Shares or Incentive Securities, as applicable, is entitled to receive pursuant to this Section 5.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith. No dividend or other distribution declared or made on or after the Effective Time with respect to any securities of Absolute with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented securities that were transferred pursuant to Section 3.1.

(f)

Until such time as a former holder of Absolute Shares that were acquired by the Purchaser pursuant to Section 3.1(f)(ii) complies with the provisions of Section 5.1(b), the cash payment to which such former holder is entitled will, subject to Section 5.1(c), be paid to and held by the Depositary, to be held in trust for such former holder for delivery to such former holder, without interest, upon deposit with the Depositary of the document required pursuant to Section 5.1(b).

5.2	Lost Certificates

If any certificate that, immediately prior to the Effective Time, represented one or more outstanding Absolute Shares that were transferred in accordance with Section 3.1 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Absolute Shareholders maintained by or on behalf of Absolute claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate the cash payment that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such cash payment in exchange for such lost, stolen or destroyed certificate, the holder to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash payment, give a bond satisfactory to the Purchaser and the Depositary, if requested, in such amount as the Purchaser may direct, or otherwise indemnify the Purchaser, Absolute and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Absolute and its Subsidiaries, and the Depositary shall be entitled to deduct and withhold from any consideration, or any other amount, payable or otherwise deliverable to any Person under this Plan of Arrangement or the Arrangement Agreement, and from all dividends, interest or other amounts payable to any Person, such amounts as the Purchaser, Absolute or its Subsidiaries, or the Depositary is required to, deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted to the appropriate Governmental Authority from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement or the Arrangement Agreement, and any such amounts deducted or withheld shall be treated for all purposes under this Plan of Arrangement and the Arrangement Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority within the time required and in accordance with applicable Laws. Notwithstanding anything to the contrary, any compensatory amounts payable to any current or former employee of Absolute or any of its Subsidiaries pursuant to or as contemplated by this Plan of Arrangement or the Arrangement Agreement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders (registered or beneficial) of Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs and Absolute DSUs, and Absolute, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Absolute Shares, Absolute Options, Absolute PSUs, Absolute RSUs or Absolute DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1	Amendments to Plan of Arrangement

(a)

The Purchaser and Absolute reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Purchaser and Absolute; (iii) filed with the Court and, if made following the Absolute Meeting, approved by the Court; and (iv) communicated to holders or former holders of Absolute Shares or Incentive Securities if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Absolute or the Purchaser at any time prior to the Absolute Meeting provided that the other Party shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Absolute Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Absolute Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and Absolute; (ii) it is filed with the Court and (iii) if required by the Court, it is consented to by Absolute Securityholders voting in the manner directed by the Court.

(d)

Notwithstanding anything to the contrary contained herein, Absolute and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Absolute Shareholders (or any other Absolute Securityholders), provided that each such amendment, modification and/or supplement to this Plan of Arrangement (i) concerns a matter that, in the reasonable opinion of Absolute and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Absolute Securityholders or former Absolute Securityholders.

6.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Absolute Software Corporation (“Absolute”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between Absolute and 1414364 B.C. LTD., a corporation existing under the Laws of the Province of British Columbia, dated May 10, 2023, all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Absolute dated ●, 2023, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”), involving Absolute and implementing the Arrangement, the full text of which is set out in Appendix ● to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

The Arrangement Agreement and all the transactions contemplated therein, all actions of the directors of Absolute in approving the Arrangement and the Arrangement Agreement and all actions of the directors and officers of Absolute in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the securityholders of Absolute or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Absolute are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Absolute:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.

Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to make or cause to be made an application to the British Columbia Supreme Court for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, amended or supplemented).

6.

Any director or officer of Absolute is hereby authorized and directed for and on behalf of Absolute to execute, whether under corporate seal of Absolute or otherwise, and to deliver such records, documents and information as are necessary or desirable to the Registrar of Companies under the BCBCA in accordance with the Arrangement Agreement for filing.

B-1

7.

Any one or more directors or officers of Absolute is hereby authorized, for and on behalf and in the name of Absolute, to execute and deliver, whether under corporate seal of Absolute or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Absolute, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Absolute;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C

FORM OF D&O SUPPORT AND VOTING AGREEMENT

May 10, 2023

1414364 B.C. LTD.

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that 1414364 B.C. LTD. (the “Purchaser”) and Absolute Software Corporation (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia), the result of which shall be the acquisition by the Purchaser of all the issued and outstanding shares in the capital of the Company (the “Shares”).

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.

The undersigned hereby agrees, solely in his or her capacity as a securityholder of the Company and not in his or her capacity as an officer or director of the Company, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Arrangement Agreement in accordance with its terms:

(a)

to vote or to cause to be voted all of the Subject Securities (as defined below) entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, (i) in favour of the approval of the Arrangement Resolution, and any proposal to adjourn or postpone the Absolute Meeting if such adjournment or postponement is proposed pursuant to and in compliance with the provisions of the Arrangement Agreement; and (ii) against any Acquisition Proposal and any other matter which could reasonably be expected to frustrate, breach, interfere with, prevent or delay the completion of transactions contemplated in the Arrangement Agreement, including but not limited to material transactions such as (A) any removal, replacement or increase in the board of directors of the Company; (B) any recapitalization, arrangement, amalgamation or other fundamental change, dissolution or liquidation or similar transaction of or involving the Company or any of its Subsidiaries; or (C) any change in the authorized or issued capital of the Company or any amendment of the Company’s articles or notice of articles or other constating documents, in each case other than as contemplated by the Arrangement Agreement or Plan of Arrangement;

C-1

(b)

no later than ten (10) days prior to the Absolute Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting, as applicable, in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked, amended or withdrawn without the prior written consent of the Purchaser, and, if applicable, name in such proxy (or proxies) or voting instruction form (or voting instruction forms), as applicable, those individuals as may be designated by the Company in the Absolute Circular for such purpose;

(c)

not to, directly or indirectly (including through any of its Representatives): (i) initiate, solicit, assist, propose, knowingly encourage or otherwise knowingly facilitate (including by way of providing or making available information or providing access to properties, books, records or personnel of Absolute or any of its Subsidiaries) any inquiries, proposals or offers that constitute, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into, continue, engage or otherwise participate in or authorize any discussions or negotiations with any Person (other than Purchaser and its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) withdraw support, amend or modify support in a manner adverse to Purchaser, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (v) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement, or (vi) join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal;

(d)

to, and to cause each of its affiliates to and to instruct each of its and their Representatives to, immediately cease and terminate any existing solicitation, knowing encouragement, discussions, negotiations or other activities it is engaged in with any Persons (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)

except as contemplated by the Arrangement Agreement and this letter agreement, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person; (ii) grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities, or requisition or join in any requisition of any meeting of Absolute Shareholders or other securityholders of the Company; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the undersigned may (x) exercise and/or settle Absolute Options, Absolute PSUs or Absolute RSUs to acquire additional Shares, and (y) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (A) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this letter agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Absolute Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, (B) prompt written notice of such Transfer is provided, (C) the transferee continues to be a corporation, trust, registered retirement savings plan or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the termination of this letter agreement; and (D) the transferee agrees in writing in favour of the Purchaser to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto; and

(f)

not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws, including Dissent Rights, or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

3.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement, (c) as of the date hereof, he or she, or one of his or her Affiliates or associates is, the sole, registered and/or beneficial owner of the number of Shares, Absolute Options, Absolute PSUs, Absolute RSUs, Absolute DSUs, any other securities convertible into or exchangeable or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this letter agreement (collectively, “Subject Securities”), with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he or she has the sole right to vote (in the case of the Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (d) except for the Arrangement Agreement and this letter agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder of any of the Subject Securities, (e) to the undersigned’s knowledge, there is no claim, action, litigation, audit, investigation, lawsuit, arbitration, mediation or other proceeding pending or threatened against or otherwise affecting the undersigned or this letter agreement which, individually or in the aggregate, would reasonably be expected to have an adverse effect on or otherwise impair the ability of the undersigned to deliver this letter agreement and to perform its obligations contemplated hereby, and (f) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities. The undersigned shall not, directly or indirectly (including through any of its Representatives), take any action that would make any representation or warranty made herein untrue or incorrect. The undersigned shall notify Purchaser promptly if any representation or warranty made here becomes untrue or incorrect in any material respect.

4.

Each party hereto shall, at the request of the other party, promptly execute and deliver any and all such further documents and instruments and take or cause to be taken any and all such further actions as may reasonably be required in order to fully perform and carry out the terms and intent of this letter agreement.

5.

Each party hereto agrees that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this letter agreement by a party, the non-breaching party will (so long as the Absolute Termination Fee or the Reverse Termination Fee, as the case may be, has not been paid in accordance with the Arrangement Agreement) be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

6.

This letter agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate and be of no further force or effect upon the earlier of: (i) the Effective Time or (ii) termination of the Arrangement Agreement in accordance with its terms.

7.

This letter agreement shall be governed by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. This letter agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.

The Purchaser may, without the prior written consent of the undersigned, assign, delegate or otherwise Transfer rights and interests hereunder to an assignee of any of its rights and obligations under the Arrangement Agreement pursuant to an assignment thereof in accordance with the Arrangement Agreement. The undersigned may not assign, delegate or otherwise Transfer any of its rights, interests or obligations under this letter agreement without the prior written consent of the Purchaser.

9.

Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this letter agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Absolute Circular.

10.

This letter agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. This letter agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

11.

If the foregoing is in accordance with the Purchaser’s understanding and is agreed to by the Purchaser, please signify the Purchaser’s acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)
Address:

Quantity and type of Subject Securities owned (beneficially or otherwise) as of the date hereof:
Shares
Options
DSUs
RSUs
PSUs

Accepted and agreed on this ______day of ________________, 2023.

1414364 B.C. LTD.

By:
Name:
Title:

SCHEDULE D

CERTAIN FILINGS

•	Australian Foreign Investment Review Board.

D-1